As filed with the Securities and Exchange Commission on April 3, 2017

Registration No. 333-213719

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Post-Effective Amendment No. 2 to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Yum China Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5812	81-2421743
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

7100 Corporate Drive Plano, Texas 75024 United States of America		16/F Two Grand Gateway 3 Hong Qiao Road Shanghai 200030 People’s Republic of China

(469) 980-2898

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Shella Ng

Chief Legal Officer and Corporate Secretary

Yum China Holdings, Inc.

7100 Corporate Drive

Plano, Texas 75024

(469) 980-2898

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Paul L. Choi

Beth E. Peev

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☒ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-213719) of Yum China Holdings, Inc. is being filed pursuant to the undertakings in Item 17 of the Registration Statement to update and supplement the information contained in the Registration Statement, as originally declared effective by the Securities and Exchange Commission on October 7, 2016, to include the information contained in the registrant’s Annual Report on Form 10-K for the year ended December 31, 2016 that was filed with the Securities and Exchange Commission on March 8, 2017.

The information included in this filing updates the registration statement and the prospectus contained therein. No additional securities are being registered under this Post-Effective Amendment No. 2. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY AND SUBJECT TO COMPLETION, DATED APRIL 3, 2017

PROSPECTUS

Yum China Holdings, Inc.

The 10,000,000 shares of common stock, par value $0.01 per share, covered by this prospectus may be acquired by participants in the Yum China Holdings, Inc. Long Term Incentive Plan (the “Plan”) upon the exercise of certain options to purchase shares of common stock of Yum China Holdings, Inc. (“Yum China”), the exercise of certain stock appreciation rights with respect to such common stock and upon vesting of certain awards issued pursuant to the Plan. All awards are subject to the terms of the Plan and the applicable award agreement. Any proceeds received by Yum China from the exercise of stock options covered by the Plan will be used for general corporate purposes.

Yum China’s common stock is listed on the New York Stock Exchange under the symbol “YUMC.”

In reviewing this prospectus, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 6.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                , 2017.

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Presentation of Information

Unless the context otherwise requires, references in this prospectus to “Yum China,” the “Company,” “we,” “us” and “our” refer to Yum China Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries. Unless the context otherwise requires, references to “China” mean the “People’s Republic of China” or “mainland China,” excluding Hong Kong, Taiwan and Macau. “RMB” or “Renminbi” refers to the legal currency of China.

Trademarks, Trade Names, Service Marks and Restaurants

The Company owns or has rights to use the trademarks, service marks and trade names that it uses in conjunction with the operation of its business. Some of the more important trademarks that the Company owns or has rights to use that appear in this prospectus include: “KFC, Pizza Hut Casual Dining, Pizza Hut Home Service, Taco Bell, Little Sheep and East Dawning,” which may be registered or trademarked in the United States or other jurisdictions. Each trademark, trade name or service mark of any other company appearing in this prospectus is, to our knowledge, owned by such other company. We license the KFC, Pizza Hut, and Taco Bell brands and related intellectual property under a master license agreement with YUM and, unless the context otherwise requires, references herein to “our” or “the Company’s” brands or other intellectual property rights include references to the brands and other intellectual property rights we license from YUM. Unless the context otherwise requires, references to “our” or “the Company’s” restaurants or restaurant system include references to restaurants owned or franchised by us. Unless the context otherwise requires, references to our “franchisees” are references to third parties to whom we have granted the right to operate under intellectual property owned by us or the intellectual property we license from YUM and have the right to sublicense under the master license agreement and a “franchise” is the grant of such a third party right.

Market and Industry Data

Although we are responsible for all of the disclosure contained in this prospectus, this prospectus contains industry, market and competitive position data that are based on industry publications and studies conducted by third parties. The industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable.

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PROSPECTUS SUMMARY

The following is a summary of certain material information included or incorporated by reference in this prospectus. This summary may not contain all of the information that may be important to you. To better understand the Company’s business and financial position, you should carefully review this entire prospectus and the documents incorporated by reference herein.

Our Company

We are the largest restaurant company in China, with over 7,500 restaurants as of year end 2016, and $6.8 billion of revenue, net income of $502 million and $1.13 billion of adjusted EBITDA in 2016. Our growing restaurant base consists of China’s leading restaurant concepts, including KFC, Pizza Hut Casual Dining, Pizza Hut Home Service, East Dawning, Little Sheep and Taco Bell. We have the exclusive right to operate and sub-license the KFC, Pizza Hut and Taco Bell brands in China, and own the East Dawning and Little Sheep concepts outright. We were the first major global restaurant brand to enter China in 1987 and we have developed deep experience operating in the market. We have since grown to become one of China’s largest retail developers covering over 1,100 cities and opening an average of two new locations per day over the past five years.

As of December 31, 2016, we owned and operated approximately 90% of our restaurants. Franchisees contribute to our revenues on an ongoing basis through the payment of royalties based on a percentage of sales. KFC is the leading quick-service restaurant (“QSR”) brand in China in terms of system sales and number of restaurants. As of December 31, 2016, KFC operated over 5,200 restaurants in over 1,100 cities across China. Measured by number of restaurants, we believe KFC has a two-to-one lead over the nearest Western QSR competitor in China and KFC continues to grow in both large and small cities. Similarly, Pizza Hut Casual Dining is the leading casual dining restaurant (“CDR”) concept in China as measured by system sales and number of restaurants. We believe Pizza Hut Casual Dining, with over 1,700 restaurants in over 400 cities as of December 31, 2016, has an approximately six-to-one lead in terms of restaurants over its nearest Western CDR competitor in China.

Spin-off Transaction

The Company separated from Yum! Brands, Inc. (“YUM”) on October 31, 2016 (the “separation”), becoming an independent, publicly traded company as a result of a pro rata distribution (the “distribution”) of all outstanding shares of Yum China common stock to shareholders of YUM. On October 31, 2016, YUM’s shareholders of record as of 5:00 p.m. Eastern Time on October 19, 2016 received one share of Yum China common stock for every one share of YUM common stock held as of the record date. Yum China’s common stock began trading “regular way” under the ticker symbol “YUMC” on the New York Stock Exchange on November 1, 2016.

In connection with the separation of the Company from YUM, Yum! Restaurants Asia Pte. Ltd. (“YRAPL”), a wholly-owned indirect subsidiary of YUM, and Yum Restaurants Consulting (Shanghai) Company Limited (“YCCL”), a wholly-owned indirect subsidiary of Yum China, entered into a 50-year master license agreement with automatic renewals for additional consecutive renewal terms of 50 years each, subject only to YCCL being in “good standing” and unless YCCL gives notice of its intent not to renew, for the exclusive right to use and sublicense the use of intellectual property owned by YUM and its subsidiaries for the development, promotion and operation of the KFC, Pizza Hut and, subject to achieving certain agreed upon milestones, Taco Bell brands and their related marks and other intellectual property rights for restaurant services in China. In exchange, we pay a license fee to YUM equal to 3% of net system sales from both our Company and franchise restaurants. We own the East Dawning and Little Sheep intellectual property and pay no license fee related to these concepts.

The KFC, Pizza Hut Casual Dining, Pizza Hut Home Service, East Dawning, Little Sheep and Taco Bell concepts are collectively referred to as the “Concepts.” Throughout this prospectus, the terms “restaurants,” “stores” and “units” are used interchangeably.

Restaurant Concepts

Most restaurants in each Concept offer consumers the ability to dine in and/or carry out food. In addition, KFC, Pizza Hut Casual Dining, Pizza Hut Home Service and East Dawning offer delivery service.

Each Concept has proprietary menu items, many developed in China, and emphasizes the preparation of food with high quality ingredients, as well as unique recipes and special seasonings to provide appealing, tasty and convenient food at competitive prices.

Following is a brief description of each Concept:

KFC

KFC is the largest restaurant brand in China in terms of system sales and number of restaurants. Founded in Corbin, Kentucky by Colonel Harland D. Sanders in 1939, KFC opened its first restaurant in Beijing, China in 1987. As of December 31 2016, almost 30 years later, there were over 5,200 KFC restaurants in China, and the Company plans to continue adding new units. In addition to Original Recipe chicken, KFC in China has an extensive menu featuring pork, seafood, rice dishes, fresh vegetables, soups, congee, desserts and many other products, including premium coffee. The KFC brand is also seeking to increase revenues from its restaurants throughout the day with breakfast, delivery and 24-hour operations in many of its locations.

Pizza Hut Casual Dining

Pizza Hut Casual Dining is the largest Western CDR brand in China as measured by system sales and number of restaurants. It operates in over 400 cities and offers multiple dayparts, including breakfast and afternoon tea. The first Pizza Hut Casual Dining restaurant in China opened in 1990, and as of year-end 2016, there were over 1,700 Pizza Hut Casual Dining restaurants in China. Pizza Hut Casual Dining has an extensive menu offering a broad variety of pizzas, entrees, pasta, rice dishes, appetizers, beverages and desserts. In 2016, Pizza Hut Casual Dining was again ranked the “Most Preferred Western Casual Dining Restaurant” in China by The Nielsen Corporation.

Other Concepts

Pizza Hut Home Service. The Company introduced pizza delivery to China in 2001, and as of December 31, 2016 there were over 360 Pizza Hut Home Service units in over 50 cities in China, specializing in professional and convenient delivery of Chinese food as well as pizza. Over 80% of the brand’s orders came through online or mobile channels in 2016. We believe its professional service and diverse menu provide a strong platform for continued growth in the future.

Little Sheep. A casual-dining brand with its roots in Inner Mongolia, China, Little Sheep specializes in “Hot Pot” cooking, which is very popular in China, particularly during the winter months. Little Sheep had over 240 units in both China and international markets as of December 31, 2016. Of these, over 200 units were franchised.

East Dawning. East Dawning is a Chinese food QSR brand, primarily located in large coastal cities. There were 13 restaurants as of year-end 2016. This brand is not viewed as a significant growth engine for the Company.

Taco Bell. Taco Bell is the world’s leading QSR brand specializing in Mexican-style food, including tacos, burritos, quesadillas, salads, nachos and similar items. The Company opened its first Taco Bell restaurant in Shanghai, China, in December 2016.

Risk Factors

Our business is subject to a number of risks that you should understand before making an investment decision. The following list of risk factors is not exhaustive. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.

Risks Related to Our Business and Industry

•	Food safety and food-borne illness concerns may have an adverse effect on our reputation and business.

•	Any failure to maintain effective quality control systems for our restaurants could have a material adverse effect on our business, reputation, results of operations and financial condition.

•	Any significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering could adversely affect our business, reputation, results of operations and financial condition.

•	Health concerns arising from outbreaks of viruses or other diseases may have an adverse effect on our business.

•	We derive substantially all of our revenue from our operations in China.

•	The operation of our restaurants is subject to the terms of the master license agreement.

•	Our success is tied to the success of YUM’s brand strength, marketing campaigns and product innovation.

•	Shortages or interruptions in the availability and delivery of food and other supplies may increase costs or reduce revenues.

•	We may not attain our target development goals; aggressive development could cannibalize existing sales; and new restaurants may not be profitable.

Risks Related to Doing Business in China

•	Changes in Chinese political policies and economic and social policies or conditions may materially and adversely affect our business, results of operations and financial condition and may result in our inability to sustain our growth and expansion strategies.

•	Uncertainties with respect to the interpretation and enforcement of Chinese laws, rules and regulations could have a material adverse effect on us.

•	Fluctuation in the value of the RMB may have a material adverse effect on your investment.

•	Governmental control of currency conversion and payments of foreign currency and RMB out of mainland China may limit our ability to utilize our cash balances effectively and affect the value of your investment.

•	Changes in the laws and regulations of China or non-compliance with applicable laws and regulations may have a significant impact on our business, results of operations and financial condition.

Risks Related to the Separation and Related Transactions

•	The separation may not achieve some or all of the anticipated benefits.

•	If the distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, the Company could be subject to significant tax liabilities, and, in certain circumstances, the Company could be required to indemnify YUM for material taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement.

•	YUM may be subject to Chinese indirect transfer tax with respect to the distribution, in which event we could be required to indemnify YUM for material taxes and related amounts pursuant to indemnification obligations under the tax matters agreement.

•	As a result of the separation, our ability to engage in strategic transactions may be limited. In addition, we could be liable for adverse tax consequences resulting from engaging in such transactions.

Risks Related to Our Common Stock

•	Our common stock has had relatively limited trading history, and the Company’s stock price may fluctuate significantly.

•	The Company cannot guarantee the timing or amount of dividends on, or repurchases of, its common stock.

•	Your percentage of ownership in the Company may be diluted in the future.

Corporate Information

Yum China Holdings, Inc. was incorporated in Delaware on April 1, 2016 for the purpose of holding YUM’s China business in anticipation of the separation and distribution. Until the business was transferred to it in connection with the separation, Yum China Holdings, Inc. had no operations. The Company’s U.S. office is located at 7100 Corporate Drive, Plano, Texas, 75024, which carries on the key book-keeping, record-keeping and day-to-day management functions of the holding company. The Company’s operational headquarters is located at 16/F Two Grand Gateway, 3 Hong Qiao Road, Shanghai, 200030, People’s Republic of China, where its senior management team is based. Our telephone number is 1-469-980-2898.

The Company maintains an Internet site at www.yumchina.com. The Company’s website, and the information contained therein, or connected thereto, is not incorporated by reference into this prospectus.

THE OFFERING

Securities Offered	10,000,000 shares of common stock.

Use of Proceeds	The Company intends to use any proceeds received by it from the exercise of stock options covered by the Yum China Holdings, Inc. Long Term Incentive Plan for general corporate purposes.

Listing	Yum China’s common stock is listed on the New York Stock Exchange under the symbol “YUMC.”

RISK FACTORS

An investment in our common stock involves certain risks. Before making an investment decision, you should carefully read and consider the information set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 (which information is incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus. See “Where You Can Find More Information” elsewhere in this prospectus. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business, financial condition or results of operations. In addition, past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods. If any of these risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. These statements often include words such as “may,” “will,” “estimate,” “intend,” “seek,” “expect,” “project,” “anticipate,” “believe,” “plan,” “could,” “target,” “predict,” “likely,” “should,” “forecast,” “outlook,” “model,” “continue,” “ongoing” or other similar terminology. Forward-looking statements are based on our current expectations, estimates, assumptions or projections concerning future results or events, including, without limitation, statements regarding our new store development plans and growth opportunities. Forward-looking statements are neither predictions nor guarantees of future events, circumstances or performance and are inherently subject to known and unknown risks, uncertainties and assumptions that could cause our actual results and events to differ materially from those indicated by those forward-looking statements. We cannot assure you that any of our expectations, estimates, assumptions or projections will be achieved. Numerous factors could cause our actual results to differ materially from those expressed or implied by forward-looking statements, including, without limitation: whether we are able to achieve development goals at the times and in the amounts currently anticipated, if at all, the success of our marketing campaigns and product innovation, our ability to maintain food safety and quality control systems, our ability to control costs and expenses, including tax costs, as well as changes in political, economic and regulatory conditions in China. In addition, other risks and uncertainties not presently known to us or that we currently believe to be immaterial could affect the accuracy of any such forward-looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You should consult our filings with the Securities and Exchange Commission, including the information set forth under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2016 (which information is incorporated by reference herein). You should not place undue reliance on forward-looking statements, which speak only as of the date hereof. We disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

USE OF PROCEEDS

Any proceeds received by Yum China from the exercise of Yum China stock options covered by the Yum China Holdings, Inc. Long Term Incentive Plan will be used for general corporate purposes. These proceeds represent the exercise prices for the Yum China stock options.

MANAGEMENT OF THE COMPANY

Executive Officers

The executive officers of the Company as of March 3, 2017, and their ages and current positions as of that date, are as follows:

Name	Age	Title
Muktesh “Micky” Pant	62	Chief Executive Officer
Edwin “Ted” Stedem	44	Chief Financial Officer
Joey Wat	45	President and Chief Operating Officer
Peter Kao	59	General Manager, Pizza Hut Casual Dining
Mark Chu	59	Senior Advisor to the Chief Executive Officer
Shella Ng	51	Chief Legal Officer and Corporate Secretary
Danny Tan	47	Chief Support Officer
Christabel Lo	54	Chief People Officer
Sunny Sun	44	Chief Growth Officer
Johnson Huang	54	General Manager, KFC
Ted Lee	50	General Manager, Little Sheep
Jeff Kuai	36	General Manager, Pizza Hut Home Service
Angela Ai	63	Chief Development Officer
Alice Wang	47	Senior Vice President, Public Affairs
Paul Hill	56	Vice President and Controller

Micky Pant has served as the Chief Executive Officer of Yum China and as a member of our board of directors since October 2016. He served as CEO of the YUM China Division (“Yum! Restaurants China”) from August 2015 to October 2016. Before becoming CEO of the Yum! Restaurants China, Mr. Pant has held a number of leadership positions at YUM, including CEO of the KFC Division, CEO of Yum! Restaurants International (“YRI”), President of Global Branding for YUM, President of YRI, Chief Marketing Officer of YUM, Global Chief Concept Officer for YUM and President of Taco Bell International. Before joining YUM, Mr. Pant built a foundation in marketing and international business with 15 years at Unilever in India and the U.K. and worked at PepsiCo, Inc. and Reebok International Limited. Since December 2014, Mr. Pant has served as an independent director on the board of Pinnacle Foods, Inc., where he also serves on the audit committee.

Ted Stedem has served as the Chief Financial Officer of Yum China since October 2016. He served as Chief Financial Officer of Yum! Restaurants China from August 2016 to October 2016. Prior to that position, Mr. Stedem served in a number of leadership roles for YUM since 2009, including General Manager and Managing Director of KFC Asia, Chief Financial Officer and Chief Development Officer of KFC South Pacific (SOPAC), and Vice President of Finance of Yum! Restaurants International. Prior to joining YUM, he worked in finance, business development and marketing roles with Merrill Lynch, Bain Consulting and Office Depot.

Joey Wat has served as the President and Chief Operating Officer of Yum China since February 2017. She served as Chief Executive Officer, KFC from October 2016 to February 2017, a position she held at Yum! Restaurants China from August 2015 to October 2016. Ms. Wat joined Yum! Restaurants China in September 2014 as President of KFC China and was promoted to Chief Executive Officer for KFC China in August 2015. Before joining YUM, Ms. Wat served in both management and strategy positions at AS Watson of Hutchinson Group (“Watson”), an international health, beauty and lifestyle retailer, in the U.K. from 2004 to 2014. Her last position at Watson was Managing Director of Watson U.K., which operates Superdrug and Savers, two retail chains specializing in the sale of pharmacy and health and beauty products, from 2012 to 2014. She made the transition from Head of Strategy of Watson in Europe to Managing Director of Savers in 2007. Before joining Watson, Ms. Wat spent seven years in management consulting including with McKinsey & Company’s Hong Kong office from 2000 to 2003.

Peter Kao has served as the General Manager, Pizza Hut Casual Dining since March 2017. He served as Chief Executive Officer, Pizza Hut Casual Dining from October 2016 to March 2017, a position he held at Yum! Restaurants China from August 2015 to October 2016. Mr. Kao previously served in the position of Senior Vice President & Brand General Manager of Pizza Hut for Yum! Restaurants China starting in 2013 and began leading both Pizza Hut Casual Dining and Pizza Hut Home Service as Brand General Manager in 2008. Mr. Kao has had several leadership positions at YUM, responsible for both Pizza Hut Casual Dining and Pizza Hut Home Service, since 2008. Before that, Mr. Kao served as Market Manager for the Eastern China Pizza Hut market since 1999. Prior to joining YUM in 1999, he held senior management roles in Club Development International, Sherwood Resort Guam, and Sherwood Hotel Taiwan.

Mark Chu has served as the Senior Advisor to the Chief Executive Officer of Yum China since October 2016. Mr. Chu is a long-term veteran of YUM and has held a number of leadership positions with Yum! Restaurants China, including President & Chief Development and Support Officer, President & Chief Operating Officer, Chief Development Officer, and Brand General Manager of KFC China. Mr. Chu joined YUM over two decades ago as Deputy General Manager of the Nanjing KFC market. Prior to joining YUM, Mr. Chu was the Area Supervisor of an international restaurant company in Taiwan.

Shella Ng has served as the Chief Legal Officer and Corporate Secretary of Yum China since October 2016. Ms. Ng joined YUM in 1995 and was appointed to Chief Legal Officer of Yum! Restaurants China in 2005. Prior to joining YUM, she worked for Freshfields Bruckhaus Deringer and Clifford Chance.

Danny Tan has served as the Chief Support Officer of Yum China since October 2016, a position he held at Yum! Restaurants China from January 2015 to October 2016. His responsibilities include overseeing food innovation, quality assurance, food safety, supply chain management, logistics and sourcing planning. Mr. Tan joined YUM in 1997 in the finance department of Yum! Restaurants China and began leading the logistics department in 2002. He subsequently led supply chain management as Senior Director from March 2014 to December 2014 before taking on his current role as Chief Support Officer. Prior to joining YUM, he was a Senior Analyst with Walt Disney, Hong Kong and a Senior Auditor with Deloitte & Touche, Singapore.

Christabel Lo has served as the Chief People Officer of Yum China since October 2016. Ms. Lo joined YUM in 1997 as the Training and Development Director of Yum! Restaurants China and was appointed to lead all of Human Resources in China in 2000, which she did until October 2016. Prior to joining YUM, Ms. Lo held a number of management positions in a variety of industries, including Managing Director of Dale Carnegie, Hong Kong, Head of International Personal Banking for Citibank, Hong Kong and Manager of Cheoy Lee Shipyards, Hong Kong.

Sunny Sun has served as the Chief Growth Officer of Yum China since October 2016, a position she held at Yum! Restaurants China from August 2016 to October 2016. Ms. Sun joined YUM in May 2015 as Vice President, Finance, Chief Strategist and Chief Financial Officer for Yum! Restaurants China, a position she held until July 2016. Prior to joining YUM, Ms. Sun was the Senior Managing Director of CVC Capital Partners, a private equity and investment advisory firm, from 2010 to 2014, and, before that, she was the Head of M&A Greater China for DaimlerChrysler from 2001 to 2010 and Senior Manager of Corporate Development with Danone Asia Pacific from 1998 to 2001.

Johnson Huang has served as General Manager, KFC since February 2017. He served as the Chief Information and Marketing Support Officer of the Company from October 2016 to February 2017, a position he held at Yum! Restaurants China from December 2014 to October 2016. Mr. Huang joined YUM in 2006 to lead the information technology department in China, and was named Chief Information Officer in 2013. He became our Chief Information and Marketing Support Officer in 2014 and assumed oversight of a spectrum of functions including IT, Digital, DSC, Marketing Shared Services and Engineering. He has been the key architect of Yum! Restaurants China’s digital strategy and information technology roadmap in China. Prior to joining YUM, Mr. Huang held various information technology and business leadership positions with Cap Gemini Ernst & Young Group in Taiwan and the greater China region and Evergreen Group in Taiwan and the U.K.

Ted Lee has served as the General Manager, Little Sheep since March 2017. He served as Vice President and Brand General Manager, Little Sheep from October 2016 to March 2017, a position he held at Yum! Restaurants China from November 2014 to October 2016. Prior to joining YUM, Mr. Lee served as a director and Vice President & General Manager of Crocs China (Trade) Limited, a wholesale shoe manufacturer, from 2008 to 2014.

Jeff Kuai has served as the General Manager, Pizza Hut Home Service since March 2017. He served as Brand General Manager, Pizza Hut Home Service from October 2016 to March 2017, a position he held at Yum! Restaurants China from January 2015 to October 2016. From March 2012 to December 2014, Mr. Kuai was Director of Delivery Support Center of Yum! Restaurants China, where he was instrumental in building online ordering and e-commerce capabilities. Before that position, Mr. Kuai spent nine years in the information technology department of Yum! Restaurants China enhancing information technology infrastructure and productivity.

Angela Ai has served as the Chief Development Officer of Yum China since October 2016. Before her appointment to Chief Development Officer of Yum! Restaurants China in 2015, Ms. Ai was the Vice President, Development from 2008 to 2015, and served in management positions for KFC in Nanjing, Wuxi, Nanjing and Hangzhou from 1992 to 2008. Prior to joining YUM, she was the General Manager for China Merchant Group’s department store and the Section Chief for Bureau of Youth League.

Alice Wang has served as the Senior Vice President of Public Affairs of Yum China since March 2017. She served as Vice President, Public Affairs from October 2016 to March 2017, a position she held at Yum! Restaurants China since she joined YUM in March 2015. Prior to joining YUM, Ms. Wang spent 22 years with Heinz China, a food products company, where she served as Vice President of Corporate Affairs, Greater China from August 2011 to February 2015.

Paul Hill has served as Vice President and Controller of Yum China since October 2016. He served as the Interim Chief Financial Officer of Yum! Restaurants China from June 2015 to January 2016. Before serving as Interim Chief Financial Officer, Mr. Hill was the Vice President, Division Controller of Yum! Restaurants China from 2012 to 2015, and, before that, he spent seven years as the Vice President, Division Controller for YRI. From 1995 to 2005, he held a variety of director and controller positions with YRI and PepsiCo. Prior to joining YUM, Mr. Hill spent 12 years as a Senior Manager in Audit and Consulting at KPMG.

Board of Directors

The members of the Company’s board of directors as of February 28, 2017, and their ages and current positions as of that date, are as follows:

Name	Age	Title
Peter A. Bassi	67	Director
Christian L. Campbell	65	Director
Ed Yiu-Cheong Chan	54	Director
Edouard Ettedgui	65	Director
Louis T. Hsieh	52	Director
Fred Hu	53	Director
Jonathan S. Linen	73	Director
Ruby Lu	46	Director
Muktesh “Micky” Pant	62	Director and Chief Executive Officer
Zili Shao	57	Director

Peter A. Bassi served as Chairman of Yum! Restaurants International (“YRI”) from 2003 to 2005 and as its President from 1997 to 2003. Prior to that position, Mr. Bassi spent 25 years in a wide range of financial and general management positions at PepsiCo, Inc., Pepsi-Cola International, Pizza Hut (U.S. and International), Frito-Lay and Taco Bell. Mr. Bassi currently serves as lead director and Chair of the nominating and governance committee for each of BJ’s Restaurant and Potbelly Sandwich Works. He has been a member of each board of directors since 2004 and 2009, respectively. In addition, Mr. Bassi serves on the Value Optimization Board for the private equity firm Mekong Capital, based in Vietnam. Mr. Bassi served on the board of The Pep Boys—Manny, Moe & Jack from 2002 to 2009, and served on the board of Amrest Holdings (Poland) from 2012 to 2015. Mr. Bassi brings to our board of directors knowledge of the quick service restaurant industry and global franchising. In addition, he brings to our board of directors extensive public company board and corporate governance experience.

Christian L. Campbell owns Christian L. Campbell Consulting LLC, which specializes in global corporate governance and compliance, and he has served as the owner of that entity since February 2016. Mr. Campbell previously served as Senior Vice President, General Counsel and Secretary of YUM from its formation in 1997 until his retirement in February 2016. In 2001, Mr. Campbell’s role was expanded to include Chief Franchise Policy Officer. In these positions, Mr. Campbell oversaw all legal matters at YUM and was responsible for the oversight of YUM purchasing as a director of YUM’s purchasing cooperative with its franchisees. Prior to joining YUM, Mr. Campbell was a Senior Vice President and General Counsel at Owens Corning, a leading global producer of fiberglass insulation and composite building materials. Prior to Owens Corning, he was Vice President and General Counsel for Nalco Chemical Company. In addition, Mr. Campbell was a founding director of Restaurant Supply Chain Solutions, Inc. (“RSCS”), a purchasing cooperative for YUM’s U.S. franchising partners, and he served on RSCS’s board of directors from its formation in 2001 until 2015. Mr. Campbell brings to our board of directors expertise in corporate governance and corporate compliance of publicly traded companies. In addition, Mr. Campbell brings to our board of directors extensive knowledge of the quick service restaurant industry, global franchising and corporate leadership.

Ed Yiu-Cheong Chan has served as Vice Chairman of Charoen Pokphand Group Company Limited and as an Executive Director and Vice Chairman of CP Lotus Corporation since 2012. Mr. Chan was Regional Director of North Asia of the Dairy Farm Group and a director of Dairy Farm Management Services Limited from November 2001 to November 2006. Mr. Chan was the President and Chief Executive Officer of Walmart China from November 2006 to October 2011. Mr. Chan is also a non-executive director of Treasury Wine Estates Limited, a company listed on the Australian Securities Exchange, and an independent non-executive director of Link Real Estate Investment Trust, which is listed on the Stock Exchange of Hong Kong Limited. Mr. Chan brings to our board of directors knowledge of the food and beverage industry in Asia and extensive public company board and corporate governance experience.

Edouard Ettedgui has served as the non-executive Chairman of Alliance Française, Hong Kong since 2016. He also serves as a non-executive director of Mandarin Oriental International Limited, the company for which he was the Group Chief Executive from 1998 to 2016. Prior to his time at Mandarin Oriental International, Mr. Ettedgui was the Chief Financial Officer for Dairy Farm International Holdings, and he served in various roles for British American Tobacco, including Business Development Director, Group Finance Controller and Group Head of Finance. Mr. Ettedgui has also held senior finance positions in seven countries at Philips International. Mr. Ettedgui brings to our board of directors senior management experience in various international consumer-product industries, extensive financial expertise and public company board experience.

Louis T. Hsieh has served as a Senior Adviser to the Chief Executive Officer since 2016 and as a director since 2007 of New Oriental Education & Technology Group, a provider of private educational services in China. Prior to his current role, Mr. Hsieh served as that company’s Chief Financial Officer from 2005 to 2015 and President from 2009 to 2016. In addition, Mr. Hsieh serves as an independent director, member of the corporate governance committee and chairman of the audit committee for JD.com, Inc, and independent director and Chairman of the audit committee for Nord Anglia Education, Inc. Previously, Mr. Hsieh also served as an independent director, member of the corporate governance committee and chairman of the audit committee for Perfect World Co., Ltd. and China Digital TV Holding Co., Ltd. Mr. Hsieh brings to our board of directors corporate leadership and public company board experience as well as his extensive financial and international business experience.

Fred Hu is chairman and founder of Primavera Capital Group, a China-based global investment firm (“Primavera”). Dr. Hu has served as chairman of Primavera since its inception in 2010. Prior to Primavera, Dr. Hu served in various roles at Goldman Sachs from 1997 to 2010, including serving as chairman of Greater China at Goldman Sachs Group, Inc. From 1991 to 1996, Dr. Hu served as an economist at the International Monetary Fund (IMF) in Washington D.C., where he engaged in macroeconomic research, policy consultations and technical assistance for member country governments including China. Dr. Hu also served as director of the National Center for Economic Research and professor at Tsinghua University. He is the author of several books and other publications in the areas of economics and finance and on China and Asian economies. Dr. Hu has advised the Chinese government on financial and pension reform, state-owned enterprise (SOE) restructuring and macroeconomic policies. Dr. Hu is a trustee of China Medical Board and the co-chair of the Nature Conservatory’s Asia Pacific Council. Dr. Hu brings to our board of directors extensive expertise in international affairs and the Chinese economy. In addition, Dr. Hu brings valuable business, strategic development and corporate leadership experience as well as expertise in economics, finance and global capital markets.

Jonathan S. Linen has been a member of the board of directors of Modern Bank, N.A. since 2005. Mr. Linen served as advisor to the Chairman of American Express Company, a financial services company, from January 2006 to July 2016. Prior to his role as advisor to the Chairman, Mr. Linen served as the Vice Chairman of American Express Company since August 1993. Mr. Linen served on the board of directors of YUM from 2005 to 2016 and of The Intercontinental Hotels Group from 2005 to 2015. In addition, Mr. Linen is a former director of Bausch & Lomb. Mr. Linen brings to our board of directors operating and management experience, expertise in finance, marketing and international business development and public company board and committee experience.

Ruby Lu is an independent venture capitalist investing in technology start-ups in the U.S. and China. In 2006, she co-founded DCM China, an early-stage venture capital firm. During her more than 12-year tenure at DCM, she invested in and served as a board member for many leading technology companies including BitAuto Holdings Limited, E-Commerce China Dangdang Inc. and Pactera Technology International Ltd. She also served as an independent director and chairman of the special committee for iDreamSky Technologies Limited before it was taken private. She is currently an independent director and chairman of the special committee for iKang Healthcare Group, Inc. Prior to joining DCM in 2003, Ms. Lu was a vice president in the technology, media and telecommunications investment banking group of Goldman Sachs & Co. in Menlo Park, California. Ms. Lu brings to our board of directors public company board experience as well as extensive financial and global market experience.

Zili Shao has served as Partner at King & Wood Mallesons—China, a law firm, since April 2015. From 2009 to 2015, Mr. Shao held various positions with JPMorgan Chase & Co., a financial services company, including Chairman and Chief Executive Officer of JPMorgan China, Vice Chairman of JPMorgan Asia Pacific and Chairman of JPMorgan Chase Bank (China) Company Limited. Prior to JPMorgan, he was a partner with Linklaters LLP, a global law firm. He held positions as Greater China managing partner and managing partner of Asia Pacific. Mr. Shao brings to our board of directors extensive professional experience in Asia and public company board and corporate governance experience.

Please refer to “—Executive Officers” above for the biography of Micky Pant.

Director Independence

The Company’s Corporate Governance Principles, adopted by our board of directors, require that a majority of the directors qualify as independent in accordance with the applicable rules of the New York Stock Exchange (the “NYSE”). Our board of directors determines on an annual basis whether each director qualifies as independent pursuant to the applicable rules of the NYSE.

Pursuant to the Corporate Governance Principles, our board of directors undertook its annual review of director independence. During this review, the board considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. As provided in the Corporate Governance Principles, the purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.

As a result of the review, the board affirmatively determined that all of the directors are independent of the Company and its management under NYSE rules, with the exception of Christian Campbell and Micky Pant. Messrs. Campbell and Pant are not considered independent directors because Mr. Campbell served as an executive officer of YUM until his retirement in February 2016, and Mr. Pant is our Chief Executive Officer.

In determining that the other directors did not have a material relationship with the Company, the board determined that Dr. Hu, Messrs. Bassi, Chan, Ettedgui, Hsieh, Linen and Shao and Ms. Lu had no other relationship with the Company other than their relationship as a director. The board did note, as discussed in the next paragraph, that Mr. Shao is Partner at King & Wood Mallesons—China, which has a business relationship with the Company; however, as noted below, the board determined that this relationship was not material to Mr. Shao or King & Wood Mallesons—China, and therefore determined Mr. Shao was independent.

The Company paid King & Wood Mallesons—China, the law firm of which Mr. Shao serves as Partner, approximately $270,000 for legal services rendered to the Company in 2016. Based on publicly available information regarding the revenue such firm generated in 2016, and based on the fact that Mr. Shao did not directly participate in rendering such services to the Company, the Board determined this relationship was not material to Mr. Shao or King & Wood Mallesons—China.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

On October 31, 2016, the Company separated from Yum! Brands (“YUM”), becoming an independent publicly traded company as a result of a pro rata distribution to shareholders of YUM of one share of Company common stock for every one share of common stock held as of October 19, 2016 (the “Spin-Off”). This Compensation Discussion and Analysis describes the compensation received by the Company’s “named executive officers” (or “NEOs”) in 2016 prior to and following the Spin-Off as well as certain compensation actions taken by the Compensation Committee of the Company’s Board (the “Company Compensation Committee”) following the Spin-Off. In view of the timing of the Spin-Off, most of the 2016 compensation decisions described in this Compensation Discussion and Analysis were determined by YUM rather than the newly formed Company Compensation Committee.

As a newly independent company, we expect the Company’s executive compensation program to evolve in support of its on-going business strategy. The Company Compensation Committee will review and consider modifications to the Company’s executive compensation program to reflect the Company’s business strategy, performance and evolving corporate governance practices.

Recently, the Company Compensation Committee has:

•	Reviewed and approved the Company Compensation Committee Charter to ensure program and policy oversight and decision-making authority is held at what the committee considers to be the appropriate levels of the Board, Company Compensation Committee, and management;

•	Adopted a new approach to peer company selection that we believe better aligns with the executive selection and retention strategies of the Company and provides clearer comparability between the Company and the peer companies with regard to industry, geographic coverage and size;

•	Reviewed the performance measures used in the annual incentive plan and revised financial performance ranges to better align the incentive payouts and the Company’s performance as an independent company while maintaining the existing executive compensation program and the focus on key performance measures of the Company’s overall business and operating segments for 2017; and

•	Reviewed and approved the Compensation Recovery Policy, which may require an executive officer to return compensation paid or the Company to cancel performance awards previously granted to the executive officer, under certain circumstances as described in the policy.

During 2017, the Company Compensation Committee will review the executive compensation program including the annual and long-term incentive plans and the incentive vehicles used, the performance measures and other conditions used to determine the equity awards, as well as the share ownership guidelines for executives, in order to ensure alignment between pay and performance.

2016 Performance

2016 was a historic year for the Company, as we successfully completed our spin-off from YUM in October 2016 to become an independent company. By the end of 2016, the Company was the largest restaurant company in China with approximately 7,500 restaurants. Our restaurant base consists of KFC, the leading quick-service restaurant brand in China in terms of system sales and number of restaurants, Pizza Hut Casual Dining, the leading casual dining restaurant concept in China as measured by system sales and number of restaurants, Pizza Hut Home Service, Taco Bell, East Dawning and Little Sheep. Following the spin-off, we maintained the exclusive right to operate and sub-license the KFC, Pizza Hut and Taco Bell brands in China, and own the East Dawning and Little Sheep concepts outright. Our 2016 Performance highlights include the following:

•	Total system sales for the year grew 5%, including growth of 6% at KFC and 3% at Pizza Hut Casual Dining, excluding foreign currency translation (“F/X”);

•	We opened 575 new restaurants for the full year, or 5% net growth, surpassing 7,500 restaurants in China; and

•	Reported operating profit for the year grew 31%.

Named Executive Officers

The Named Executive Officers (“NEOs”) for 2016 were as follows:

Name	Title
Muktesh “Micky” Pant	Chief Executive Officer
Edwin “Ted” Stedem	Chief Financial Officer
Joey Wat(1)	President and Chief Operating Officer
Christabel Lo	Chief People Officer
Shella Ng	Chief Legal Officer and Corporate Secretary

(1)	Effective February 8, 2017, Ms. Wat was appointed to the position of President and Chief Operating Officer of the Company. During 2016, Ms. Wat served as Chief Executive Officer, KFC China.

Compensation Philosophy

The Company’s historical executive compensation program has been designed to attract and retain the right talent to achieve superior stockholder results, support long-term growth of the Company while holding our executives accountable to achieve annual results year after year. In addition, the program has historically been designed to reward performance, emphasize long-term value creation and drive an ownership mentality.

The Company’s executive compensation program has three primary pay components: base salary, annual performance-based cash bonuses and long-term equity awards. These key elements are aligned with the Company’s compensation philosophy.

Objective	Base Salary	Annual Performance- Based Cash Bonuses	Long-Term Equity
Attract and retain the right talent to achieve superior stockholder results — Competitive total reward program structure that enables pay to vary based on role, responsibility, experience, market value and future potential of the talent in order to drive superior results year over year.	X	X	X

Reward performance — Motivate both short—term and long-term performance through annual and long-term equity programs. A significant portion of NEO pay is performance-based and therefore at-risk.		X	X

Emphasize long-term value creation — The Company’s belief is simple: if it creates long-term value for stockholders, then it shares a portion of that value with those responsible for the results. Stock Appreciation Rights (“SARs”) reward value creation generated from sustained results and the favorable expectations of the Company’s stockholders. Restricted Stock Units (“RSUs”) focus executives on the long-term performance of the Company and directly align the interests of executives with those of the Company’s stockholders.			X

Drive ownership mentality — The Company expects executives to personally invest in the Company’s success by owning a substantial amount of Company stock.			X

Overview of 2016 Compensation Decisions

Prior to the Spin-Off, the Company was part of YUM’s consolidated enterprise and our executive officers participated in the compensation programs of YUM. Many of the decisions affecting the Company’s executive compensation program were made in 2016 prior to the Spin-Off by the Management Planning & Development Committee of YUM’s Board (the “YUM Compensation Committee”) and some of those decisions were intended to facilitate the transition. Prior to the Spin-Off, the YUM Compensation Committee determined equity compensation with respect to all of our executive officers as well as the cash compensation with respect to Mr. Pant, our Chief Executive Officer. For other executive officers, their cash compensation was determined prior to the Spin-Off by the Chief Executive Officer of YUM (“YUM CEO”) and the China Division CEO, except that our CFO’s 2016 cash compensation before his appointment was determined by the YUM CEO and the KFC Division CEO. Following the Spin-Off, the executive compensation decisions have been reviewed by the Company Compensation Committee.

Key Compensation Decisions in Connection with the Spin-Off

In connection with the Spin-Off, the following key compensation decisions were made to facilitate the transition:

•	January 2016 Retention Grants – In January 2016, YUM granted special retention awards in the form of RSUs to key executive talent in order to induce them to remain employed with the Company post-Spin-Off and to further align their interests with the Company’s stockholders post-Spin-Off. Under the terms of these awards, these RSUs were adjusted in the Spin-Off to represent equity awards with respect to the Company rather than an adjusted equity award with respect to both the Company and YUM. Mses. Wat, Lo and Ng each received these special retention awards.

•	Appointment of Mr. Stedem – Effective August 1, 2016, Mr. Stedem was appointed to the position of Chief Financial Officer of YUM’s China Division. In connection with Mr. Stedem’s appointment, his base salary and annual target opportunity were increased to reflect his anticipated role as CFO of an independent publicly traded company. Mr. Stedem’s compensation adjustments were designed to retain Mr. Stedem post-Spin-Off and further incentivize his performance with the Company.

•	Appointment of Mr. Pant as CEO of the Company – In October 2016, the Company entered into a letter of understanding with Mr. Pant outlining the compensation terms relating to his appointment to the position of Company CEO, including his post-Spin-Off base salary and annual target opportunity, his November 2016 Founders’ Grants (as described below), the treatment of his YUM equity awards upon his separation from YUM, and his 2017 long-term incentive opportunity of $4,000,000. Mr. Pant’s compensation adjustments were designed to retain Mr. Pant post-Spin-Off and further incentivize his performance with the Company.

•	Adjustments to Outstanding Equity Awards – Concurrent with the Spin-Off, holders of YUM equity-based awards, whether vested or unvested, generally received both adjusted YUM awards and Company awards, subject only to limited exceptions. Further, Mr. Pant, as a holder of Performance Share Units (“PSUs”), retained his outstanding PSUs as YUM awards, adjusted to reflect the effects of the Spin-Off. Generally, changes to outstanding employee awards made as a result of the Spin-Off were consistent with the changes made to the shareholdings of all YUM shareholders.

•	November 2016 Founders Grants – In connection with the Spin-Off, the YUM Compensation Committee approved, and the Company Compensation Committee affirmed, grants of RSUs and SARs to the NEOs. These grants were intended to align the NEOs’ interests with those of the Company, incentivize management to maximize the value of the Company and retain critical talent.

Key Compensation Decisions Following the Spin-Off

Following the Spin-Off, the Company Compensation Committee made the following compensation decisions to address the evolving nature of the Company as an independent publicly traded company. Key compensation decisions made following the Spin-Off include:

•	Development of Peer Group for 2017 Compensation Decisions – The Company Compensation Committee retained Willis Towers Watson (“WTW”) as its independent compensation consultant to advise on executive compensation matters. WTW’s responsibilities for 2016 included advising the Company regarding the composition of the post-Spin-Off comparator peer group, providing input regarding post-Spin-Off compensation adjustments and the modification of the 2017 annual incentive program. WTW does not provide any other services to the Company.

With the assistance of its independent compensation consultant, the Company Compensation Committee adopted a new approach to peer company selection that we believe better aligns with the executive selection and retention strategies of the Company and provides clearer comparability between the Company and the peer companies with regard to industry, geographic coverage and size. For the purpose of evaluating 2017 compensation decisions, the Company developed two sets of peer companies for the NEOs and other executive officers. Recognizing that the Company’s executive talents are sourced and recruited from a variety of industries and different geographical regions, the Company Compensation Committee has adopted (i) a Greater China peer group consisting of 18 publicly listed companies in the food and beverage (“F&B”), restaurant, retail, hospitality, consumer goods and general industries and of similar revenue size to the Company, and (ii) a U.S. peer group of 20 publicly listed companies in the restaurant, F&B, hospitality and consumer goods industries and of similar revenue size to the Company. The Company Compensation Committee believes that the use of these two peer groups is essential to reflect the broad spectrum and diversity of executive talent and pay practices in the two markets in which we compete for executive talent. Recognizing the evolving nature of the competitive landscape for executive talent, the Company Compensation Committee intends to reassess the peer companies on a periodic basis to evaluate the continued appropriateness of such peer companies.

•	Approved Compensation Committee Charter – Following the Spin-Off, the Company Compensation Committee reviewed and approved the Company Compensation Committee Charter to ensure program and policy oversight and decision-making authority is held at what the committee considers to be the appropriate levels of the Board, Company Compensation Committee, and management.

•	Approved Compensation Recovery Policy – To further align the Company’s compensation program with corporate governance best practices, the Company Compensation Committee reviewed and approved the Compensation Recovery Policy, which may require an executive officer to return certain compensation paid or the Company to cancel performance awards previously granted to the executive officer, under certain circumstances as described in the policy.

•	Review of Performance Measures – In connection with setting 2017 compensation opportunities, the Company Compensation Committee reviewed the performance measures used in the annual incentive plan and revised financial performance ranges to better align the incentive payouts and the Company’s performance as an independent company while maintaining the existing executive compensation program and the focus on key performance measures of the Company’s overall business and business segments for 2017.

As a newly independent company, we expect the Company’s executive compensation program to evolve in support of our on-going business strategy. The Company Compensation Committee will review and consider modifications to the Company’s executive compensation program to reflect the Company’s business strategy, performance and evolving corporate governance practices.

Elements of the Executive Compensation Program

The executive compensation program has three primary pay components: base salary; annual performance-based cash bonuses; and long-term equity awards.

Base Salary. The Company provides a fixed level of cash compensation to attract and retain the right caliber talent. The base salary is in the form of cash to compensate its executives for their primary roles and responsibilities. An executive’s actual salary varies based on the role, level of responsibility, experience, individual performance, future potential and the market value of the role. After the Spin-Off, the Company’s Compensation Committee has taken over the responsibility to review the salary levels of the executive officers annually.

Annual Performance-Based Cash Bonuses. The principal purpose of this annual incentive program is to motivate and reward short-term team and individual performance. It is a cash-based plan. Prior to the Spin-Off in 2016, our executives participated in a performance-based annual bonus program as executives of YUM’s China Division. The performance goals were approved following the established process of YUM for its divisions at the beginning of 2016. The formula for calculating the 2016 performance-based annual bonus is the product of the following:

Base Salary	×	Target Bonus Percentage	×	Team Performance (0-200%)	×	Individual Performance (0-150%)	=	Bonus Payout (0-300%)

As a result of the Spin-Off, the 2016 performance-based annual bonus program was bifurcated into two performance periods – pre-Spin-Off and post-Spin-Off performance periods. For the pre-Spin-Off performance period (from January 1, 2016 to October 31, 2016), executives had a portion of their bonuses tied to the performance of YUM, while the post-Spin-Off performance period (from November 1, 2016 to December 31, 2016) related solely to the performance of the Company and the participant’s area of responsibility.

In connection with setting 2017 compensation opportunities, the Company Compensation Committee reviewed the performance measures used in the annual incentive plan and revised financial performance ranges to better align the incentive payouts and the Company’s performance as an independent company, while maintaining the existing executive compensation program and the focus on key performance measures of the Company’s overall business and operating segments for 2017.

Team Performance. The YUM Compensation Committee established the performance measures, targets and weights in January 2016 after receiving input and recommendations from its management.

The performance objectives in 2016 were developed through YUM’s and the Company’s annual financial planning process, which took into account growth strategies, historical performance, and the expected future operating environment of each of YUM’s Divisions, including the China Division. A leverage formula for each team performance measure magnifies the potential impact that performance above or below the performance target will have on the calculation of the annual bonus. This leverage increases the payouts when targets are exceeded and reduces payouts when performance is below target. There is a threshold level of performance for all measures that must be met in order for any bonus to be paid. Additionally, all measures have a cap on the level of performance above which no additional bonus will be paid regardless of performance above the cap.

The team performance targets, actual results, weights and overall performance for each measure for the Company’s NEOs are outlined below.

COMPANY

Team Performance Measures	Target	Actual	Earned As a% of Target	Weighting	Final Team Performance
Adjusted Operating Profit Growth*	10%	25%	200	50%	100
Same Store Sales Growth	3%	0.40%	0	25%	0
System Gross New Builds	575	575	100	15%	15
System Customer Satisfaction	—	—	154	10%	15
FINAL COMPANY TEAM FACTOR	130

COMPANY: KFC China

Team Performance Measures	Target	Actual	Earned As a% of Target	Weighting	Final Team Performance
Adjusted Operating Profit Growth*	9%	24%	200	50%	100
Adjusted Same Store Sales Growth**	4.60%	4.20%	82	25%	21
System Gross New Builds	270	323	200	15%	30
System Customer Satisfaction	88%	89.60%	162	10%	16
FINAL KFC China TEAM FACTOR	167

YUM TEAM FACTOR***	163

YUM: KFC Division TEAM FACTOR***	100

YUM: KFC Asia TEAM FACTOR***	104

*	Adjusted Operating Profit Growth is the reported operating profit growth, excluding items that we believe are not directly relating to or impacted by the performance of the executives, such as the impact from retail tax structure reform and adjustments associated with the Spin-Off.
**	Adjusted Same Store Sales Growth is the Same Stores Sales Growth disclosed in the Annual Report on Form 10-K, but adjusted for items to reflect how we evaluate same store sales growth for our brands internally.[1]
***	Reflects performance factor, as calculated and disclosed to the Company by YUM.

NEO	Measures	Team Factor
Mr. Pant	Pre-Spin – weighted 75% Company + 25% YUM	138
	Post-Spin – weighted 100% Company	130
	FINAL TEAM FACTOR	137

Mr. Stedem	Singapore Period – weighted 75% KFC Asia + 25% KFC Division	103
	Pre-Spin – weighted 75% Company + 25% YUM	138
	Post-Spin – weighted 100% Company	130
	FINAL TEAM FACTOR	119

Ms. Wat	Pre-Spin – weighted 75% KFC + 25% YUM	166
	Post-Spin – weighted 75% KFC + 25% Company	158
	FINAL TEAM FACTOR	165

Ms. Lo	Pre-Spin – weighted 75% Company + 25% YUM	138
	Post-Spin – weighted 100% Company	130
	FINAL TEAM FACTOR	137

Ms. Ng	Pre-Spin – weighted 75% Company + 25% YUM	138
	Post-Spin – weighted 100% Company	130
	FINAL TEAM FACTOR	137

Long-Term Equity Incentives. YUM has historically provided long-term equity compensation to its executives to encourage long-term decision making that creates sustainable stockholder value. In determining the size of the award, the YUM Compensation Committee considered the following:

•	Prior year individual and team performance;

•	Expected contribution in future years;

•	Consideration of the market value of the executive’s role compared with similar roles in YUM’s historical peer group (or, in the case of the Company’s NEOs other than Mr. Pant, compensation survey data); and

•	Achievement of YUM’s stock ownership guidelines.

Annual Equity Grants.     For 2016, the YUM Compensation Committee granted SARs as the annual equity awards for each of our NEOs. These SARs have ten-year terms and vest over four years. The exercise price of each SAR grant was based on the closing market price of the underlying YUM common stock on the date of grant. Therefore, SAR awards will only have value if the share price appreciates above the awards’ exercise price.

Concurrently with the Spin-Off, holders of YUM equity-based awards (including SARs), whether vested or unvested, generally received both adjusted YUM awards and Company awards. Accordingly, each of our NEOs received both adjusted YUM awards and Company awards with respect to their outstanding SAR awards.

Spin-Off Grants. As noted above, in light of the Spin-Off, YUM approved special stock award grants for a number of Company executives and key employees, including the NEOs. These retention grants were intended to align the interests of participants with those of the Company, incentivize management to maximize the value of the Company, and retain critical talent. In January 2016, YUM granted special equity incentive awards in the form of RSUs with respect to key executive talent in order to induce these executives to remain employed with the Company post-Spin-Off and to further align their interests with the Company’s stockholders post-Spin-Off. Under the terms of these awards, these RSUs were adjusted in the Spin-Off to represent equity awards with respect to the Company rather than an adjusted equity award with respect to both the Company and YUM. Mses. Wat, Lo and Ng received these special awards, each with a grant date fair value equal to approximately $400,000. These RSUs vest in 25% increments on the first and second anniversaries of the grant date, with the remaining 50% of the award vesting on the third anniversary of the grant date.

In connection with the Spin-Off, the YUM Compensation Committee approved, and the Company Compensation Committee affirmed, the award of Founder’s Grants in November 2016. These Founder’s Grants were delivered in the form of RSUs and SARs, with the following grant date values:

NEO	SARs(1)	RSUs(2)
Mr. Pant	$1,500,000	$1,500,000
Mr. Stedem	$500,000	$500,000
Ms. Wat	$500,000	$500,000
Ms. Lo	$250,000	$250,000
Ms. Ng	$250,000	$250,000

(1)	SARs Founders’ Grants will vest 25% per year on each of the first four anniversaries of the grant date.
(2)	RSU Founders’ Grants will vest 50% on each of the second and third anniversaries of the grant date.

The Company also offers certain retirement and other benefits, including benefits relating to overseas service, that the Company believes are consistent with market practice for companies of a similar scope and nature attempting to recruit and retain high-performing, globally mobile executives.

2016 Named Executive Officer Total Direct Compensation and Performance Summary

Below is a summary of our NEOs’ 2016 total direct compensation—which includes base salary, annual cash bonus, and the equity award delivered as SARs—and an overview of their 2016 performance relative to the annual performance goals. The special equity grants made in anticipation of, or in connection with, the Spin-Off are excluded from the following discussion as those grants do not represent an ongoing element of total direct compensation. As noted above, many of the compensation decisions described below were determined prior to the Spin-Off by YUM rather than the Company Compensation Committee. Following the Spin-Off in October 2016, executive compensation decisions have been, and will be, made by the Company Compensation Committee.

Micky Pant

Chief Executive Officer

2016 Performance Summary.     Based on the recommendations of YUM’s Board, the Company’s Board determined Mr. Pant’s performance to be significantly above target and awarded him a 140% individual performance factor. With a blended final team factor of 137%, Mr. Pant received 191% of his annual target bonus. In considering Mr. Pant’s performance, YUM’s Board and the Company’s Board considered that Yum China, under the leadership of Mr. Pant, had achieved an adjusted operating profit growth of 25% while meeting the New Build target of 575 new restaurants. Mr. Pant was recognized for not only achieving strong operating and business results, but also his leadership in orchestrating the timely completion of the Spin-Off and the successful listing of the Company on the NYSE on November 1, 2016.

2016 Decisions.    In November 2016, in order to recognize his past performance as well as his new and expanded responsibilities in running a public company, the YUM Compensation Committee adjusted Mr. Pant’s compensation as follows:

•	Base salary was $1,100,000.

•	Annual cash bonus target increased from 115% of base salary to 130% of base salary.

The table below summarizes how the annual performance-based incentive award was calculated for Mr. Pant:

2016 BONUS AWARD

Performance Period	Team Factor Weight	2016 Salary US$	Target	Individual Performance Factor (IF)	Team Factor (TF)	Bonus US$
Jan – Oct (Pre-Spin)	75% Company 25% YUM	1,100,000	115%	140%	138%	2,470,417
Nov – Dec (Post-Spin)	100% Company		130%		130%

Edwin “Ted” Stedem

Chief Financial Officer

2016 Performance Summary.    Mr. Stedem was the General Manager of KFC Asia prior to being appointed as the Chief Financial Officer of YUM’s China Division on August 1, 2016. Mr. Stedem’s performance was rated above target for his time in KFC Asia with YUM, and above target for his time with the Company. He was awarded an individual performance factor of 120%. With a blended team factor of 119%, Mr. Stedem received 143% of his annual target bonus. Mr. Stedem took over as CFO for the Company three months prior to the Spin-Off and was recognized for his leadership, rapidly taking charge, aligning the finance function, engaging and onboarding top talent to complete a number of complex projects including listing the Company on the NYSE, SEC reporting, and various tax matters. Mr. Stedem also played a key role in successfully implementing and maximizing benefits associated with a change in the tax structure in China.

2016 Decisions.    In order to recognize his appointment as CFO of the Company, in August 2016, Mr. Stedem’s compensation was adjusted by the YUM Compensation Committee as follows:

•	Base salary was $525,000.

•	Annual cash bonus target increased from 45% of base salary to 65% of base salary.

The table below summarizes how the annual performance-based incentive award was calculated for Mr. Stedem:

2016 BONUS AWARD

Performance Period	Team Factor Weight	2016 Salary US$	Target	Individual Performance Factor (IF)	Team Factor (TF)	Bonus US$
Jan – July (Pre-Spin)	75% KFC Asia 25% KFC Division	525,000	45%	120%	103%	400,712
Aug – Oct (Pre-Spin)	75% Company 25% YUM		65%		138%
Nov – Dec (Post-Spin)	100% Company				130%

Joey Wat

Chief Executive Officer, KFC China

2016 Performance Summary.    Ms. Wat was the CEO of KFC China. Ms. Wat’s performance was rated significantly above target, and she was granted an individual performance factor of 140%. With a blended team factor of 165%, Ms. Wat received 230% of her annual target bonus. During 2016, Ms. Wat was in her third year leading the KFC brand and, during her tenure, led a comprehensive turnaround. In determining her payout, it was considered that, in 2016, the brand sales recovered and same store sales increased by 3%, KFC business achieved system sales growth of 6%, new builds of 323 restaurants as well as asset upgrades of an additional 720 stores during the year. Ms. Wat also formulated clear brand strategies and led the KFC team to improve on restaurant management team stability. KFC restaurant margins reached 16.3% and KFC operating profit was $645 million, both ahead of target. Also, notable was the significant progress made in Digital and Delivery, with membership in KFC’s loyalty program surpassing 60 million.

2016 Decisions.    In February 2016, Ms. Wat’s compensation was adjusted as follows:

•	Base salary was $628,300.

•	Annual cash bonus target was 85% of base salary.

The table below summarizes how the annual performance-based incentive award was calculated for Ms. Wat:

2016 BONUS AWARD

Performance Period	Team Factor Weight	2016 Salary US$	Target	Individual Performance Factor (IF)	Team Factor (TF)	Bonus US$
Jan – Oct (Pre-Spin)	75% KFC 25% YUM	628,300	85%	140%	166%	1,231,175
Nov – Dec (Post-Spin)	75% KFC 25% Company				158%

Compensation Adjustments in Connection with Promotion.    As noted above, effective February 8, 2017, Ms. Wat was appointed to the position of President and Chief Operating Officer of the Company. In connection with Ms. Wat’s appointment, the Company Board approved an increase in Ms. Wat’s annual base salary from $628,000 to $750,000 and an increase in her annual performance-based cash bonus target from 85% to 100% of her annual base salary. The Board also approved a promotion grant of RSUs, with a grant date fair value of $2,000,000. The RSUs cliff vest on the fourth anniversary of the date of grant, subject to Ms. Wat’s continued employment through the vesting date. Pursuant to the Company’s long-term incentive program, in 2017, Ms. Wat will also be eligible to receive SARs with a grant date face value of $3,000,000. The SARs will have a ten-year term and vest in equal annual installments on each of the first four anniversaries of the date of grant, subject to Ms. Wat’s continued employment through the applicable vesting date.

Christabel Lo

Chief People Officer

2016 Performance Summary.     During 2016, Ms. Lo served as the Chief People Officer and played a key support role as part of the project to separate Yum China into an independent company. Ms. Lo’s performance was judged as significantly above target and she was awarded an individual performance factor of 140%. With a blended team factor of 137%, Ms. Lo received a bonus payout of 191% of her annual target bonus. Ms. Lo was recognized for her outstanding contributions to a number of strategic initiatives, including serving as a core member of the Spin-Off project, bringing in top talent across functions to support the successful listing of the Company, formulating and cascading a new Company vision and culture across the organization, and establishing the Centralized Shared Services Center which delivered significant productivity gains for the Company’s human resources operations. Ms. Lo’s 20 years of experience with the Company and her deep knowledge of the Company were considered critical to the successful separation of the Company into an independent company.

2016 Decisions.    In February 2016, Ms. Lo’s compensation was adjusted as follows:

•	Base salary was $340,000.

•	Annual cash bonus target was 60% of base salary.

In July 2016, in recognition of Ms. Lo’s expanded role and responsibilities and work schedule, her base salary was increased to $400,000.

The table below summarizes how the annual performance-based incentive award was calculated for Ms. Lo:

2016 BONUS AWARD

Performance Period	Team Factor Weight	2016 Salary US$	Target	Individual Performance Factor (IF)	Team Factor (TF)	Bonus US$
Jan – Oct (Pre-Spin)	75% Company 25% YUM	400,000	60%	140%	138%	459,200
Nov – Dec (Post-Spin)	100% Company				130%

Shella Ng

Chief Legal Officer and Corporate Secretary

2016 Performance Summary. During 2016, Ms. Ng served as the Chief Legal Officer. Ms. Ng’s performance was significantly above target and she was awarded an individual performance factor of 140%. With a blended team factor of 137%, Ms. Ng received 191% of her annual target bonus. Ms. Ng was noted for her superb contributions to the completion of the Spin-Off. In addition, in determining her bonus payout, she was recognized for her leadership role in the successful negotiation with YUM on intellectual property, tax, royalty terms and several other complex matters connected with the Spin-Off. Ms. Ng also completed all related legal documentation and filings pursuant to regulatory requirements while successfully discharging her ongoing role as Chief Legal Officer. Ms. Ng also has over 20 years of experience with the Company and her know-how was considered critical to providing a strong legal and corporate foundation to the new company.

2016 Decisions.    In February, Ms. Ng’s compensation was adjusted as follows:

•	Base salary was $370,307.

•	Annual cash bonus target was 60% of base salary.

The table below summarizes how the annual performance-based incentive award was calculated for Ms. Ng:

2016 BONUS AWARD

Performance Period	Team Factor Weight	2016 Salary US$	Target	Individual Performance Factor (IF)	Team Factor (TF)	Bonus US$
Jan – Oct (Pre-Spin)	75% Company 25% YUM	370,307	60%	140%	138%	425,112
Nov – Dec (Post-Spin)	100% Company				130%

Retirement and Other Benefits

As with all Company employees, Company executive officers receive certain employment and post-employment benefits. Benefits are an important part of retention and capital preservation for all levels of employees. Our benefits are designed to protect against the expense of unexpected catastrophic loss of health and/or earnings potential, and provide a means to save and accumulate for retirement or other post-employment needs.

Retirement Plans. For executives who were hired or re-hired after September 30, 2001, YUM has implemented the Leadership Retirement Plan (“YUMLRP”). This is an unfunded, unsecured account-based retirement plan which allocates a percentage of pay to an account payable to the executive following the later to occur of the executive’s separation of employment or attainment of age 55. In connection with the Spin-Off, the Company adopted the Yum China Holdings, Inc. Leadership Retirement Plan (“YCHLRP”), the terms of which are substantially similar to the terms of the YUMLRP. For 2016, Messrs. Pant and Stedem were eligible for and received annual allocations to their accounts equal to 20% and 8%, respectively, of base salary and target bonus.

The Company offers certain executives working in China retirement benefits under the Bai Sheng Restaurants (Hong Kong) Limited Retirement Scheme. The scheme was registered as Yum! Restaurants (Hong Kong) Limited Retirement Scheme prior to the Spin-Off. Under this program, the Company provides a company-funded contribution ranging from 5% to 10% of an executive’s base salary. During 2016, Ms. Wat, Ms. Lo and Ms. Ng were participants in the program. The Company’s contribution for 2016 was equal to 5%, 10% and 10% of salary for Ms. Wat, Ms. Lo and Ms. Ng, respectively. Upon termination, participants will receive a lump sum equal to a percentage of the Company’s contributions inclusive of investment return. This percentage is based on a vesting schedule that provides participants with a vested 30% interest upon completion of a minimum of three years of service, and an additional 10% vested interest for each additional completed year, up to a maximum of 100%.

In addition, prior to the Spin-Off, Messrs. Pant and Stedem participated in the Executive Income Deferral (“EID”) Program, an unfunded, deferred compensation plan maintained by YUM. The Company did not adopt the EID post Spin-Off or assume any account balances or liabilities with respect to the EID following the Spin-Off.

Medical, Dental, Life Insurance and Disability Coverage.    The Company also provides other benefits such as medical, dental, life insurance and disability coverage to its executive officers through benefit plans, which are also provided to all eligible China-based employees. Prior to the Spin-Off, Mr. Pant and Mr. Stedem were eligible to purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package.

Perquisites.    Certain perquisites are provided to certain Company executive officers relating to overseas assignments. These perquisites are governed by the Company’s formal mobility policy and are offered on a case-by-case basis reflecting each executive’s particular circumstances but generally reflect market practices for similarly situated, globally mobile executives working in international companies based in Mainland China. For example, our NEOs receive tax equalization benefits relating to their overseas assignments. These tax equalization payments as well as the other overseas assignment allowances provided are intended to ensure that our executives serving on overseas assignments are in the same approximate financial position as they would have been if they have remained in their home countries during their time on overseas assignment. In addition, pursuant to Mr. Pant’s letter of understanding with the Company, he is eligible to receive transportation and housing reimbursement and tax equalization payments while he is performing services in China. These perquisites are intended to help the Company attract and retain high-performing executives from different countries who have the skill sets and experiences to successfully manage and lead the Company while living in Mainland China. These perquisites may include housing reimbursement, mobility allowances, home leave expenses, cost of living allowances, tax preparation services and tax reimbursements for such perquisites and allowances. See the 2016 All Other Compensation Table for details.

How Compensation Decisions Are Made

Role of the Compensation Committee. Prior to the Spin-Off, the YUM Compensation Committee determined equity compensation with respect to our executive officers as well as the cash compensation with respect to Mr. Pant, our CEO. For other executive officers, except Mr. Stedem prior to his appointment to the CFO role, their cash compensation was determined prior to the Spin-Off by the YUM CEO and Mr. Pant. Following the Spin-Off, executive compensation decisions have been, and will be, made by the Company Compensation Committee. Prior to his appointment as CFO of the Company, Mr. Stedem’s cash compensation was determined by the YUM CEO and the KFC Division CEO.

Role of the Independent Consultant.    Prior to the Spin-Off, the YUM Compensation Committee retained Meridian Compensation Partners, LLC (“Meridian”) as its independent compensation consultant. Following the Spin-Off, the Company Compensation Committee retained WTW to advise on executive compensation matters. WTW’s responsibilities for 2016 included advising the Company regarding the composition of the post-Spin-Off comparator peer group, providing input regarding post-Spin-Off compensation adjustments and the modification of the 2017 annual incentive program. WTW does not provide any other services to the Company. The Company Compensation Committee has assessed the independence of WTW pursuant to the NYSE rules and the Company has concluded that WTW’s work for the Company Compensation Committee does not raise any conflicts of interest.

Competitive Market Review.

Pre-Spin-Off Competitive Market Review

Compensation awarded prior to the Spin-Off was subject to a competitive market review process followed by the YUM Compensation Committee. For Mr. Pant, the YUM Compensation Committee compared his compensation to similarly situated executives at companies that comprised its executive peer group (the “YUM Peer Group”). For our other executive officers, their compensation was evaluated based on compensation survey data from multiple third-party providers, including Mercer, WTW and AonHewitt.

The 2016 YUM Peer Group consisted of the following companies:

AutoZone Inc. Avon Products Inc. Campbell Soup Company Colgate Palmolive Company Gap Inc. General Mills Inc.	Hilton Worldwide Holdings Inc. Kellogg Company Kimberly-Clark Corporation Kohl’s Corporation. Macy’s Inc. McDonald’s Corporation	Marriott International Nike Inc. Staples Inc. Starbucks Corporation Starwood Hotels & Resorts Worldwide, Inc.

Post-Spin-Off 2017 Competitive Market Review

As noted above, one of the key objectives of our executive compensation program is to retain and reward the right talent by providing competitive compensation. Given the change in business size, structure and focus of the Company as compared to YUM following the Spin-Off, the Company Compensation Committee determined that it should establish a new peer group applicable to the Company on a go-forward basis. As part of its engagement with the Company Compensation Committee, WTW assisted with the development of the post-Spin-Off peer group. Recognizing the evolving nature of the competitive landscape for executive talent, however, the Company Compensation Committee intends to reassess the peer companies on a periodic basis to evaluate the continued appropriateness of such peer companies.

Based on its review and considering the skills, background and understanding of the business and regulatory environments that are required of the management team to run a U.S. listed and registered company with all operations in China, WTW developed two sets of peer companies with the following characteristics:

•	Publicly listed Greater China companies primarily in the F&B, restaurant, retail, hospitality, consumer goods and general industry and of similar revenue size to the Company.

•	For Greater China companies, additional criteria are applied to include companies of similar market prominence and having a globally mobile executive team and appropriate pay governance practices and processes in place.

•	Publicly listed U.S. companies in the restaurant, F&B, hospitality and consumer goods industry and of similar revenue size as the Company.

Having considered the peer group selection criteria above and the comparability of each of the peer companies in terms of business size, industry, regulatory environment and source of executive talent, the Company Compensation Committee approved the following two peer groups of companies to be used for purposes of evaluating 2017 executive compensation decisions:

Greater China Peer Group

Cathay Pacific Airways Limited

China Mengniu Dairy Co. Ltd.

Chow Tai Fook Jewellery Group Ltd.

CLP Holdings Ltd.

Dah Chong Hong Holdings Limited

Esprit Holdings Limited

Inner Mongolia Yili Industrial Group Co., Ltd

MGM China Holdings Limited

Sands China Ltd.

Shangri-La Asia Limited

SJM Holdings Limited

Swire Pacific Limited

Swire Properties Limited

Techtronic Industries Company Limited

Want Want China Holdings Ltd.

WH Group Limited

Wilmar International Limited

Wynn Macau Ltd.

U.S. Peer Group

AutoZone, Inc.

Bloomin’ Brands, Inc.

Brinker International, Inc.

Colgate-Palmolive Company

Constellation Brands, Inc.

Darden Restaurants, Inc.

Domino’s Pizza, Inc.

Dr Pepper Snapple Group, Inc.

General Mills, Inc.

Hilton Worldwide Holdings Inc.

Hyatt Hotels Corporation

Kimberly-Clark Corporation

Marriott International, Inc.

McDonald’s Corporation

Molson Coors Brewing Company

The Coca-Cola Company

The Hershey Company

The Wendy’s Company

Wyndham Worldwide Corporation

Yum Brands, Inc.

The Company’s revenue size falls at or about the median of each of the peer groups.

Compensation Policies and Practices

Payments upon Termination of Employment.    The Company currently does not have agreements with its executives concerning severance payments upon termination of employment or a change in control of the Company. With the assistance of WTW, the Company Compensation Committee anticipates reviewing market practices with respect to severance arrangements and may in the future enter into severance and/or change in control agreements with the Company’s executive officers. The award agreements with respect to the Company’s outstanding equity awards provide for “double trigger” vesting pursuant to which outstanding awards will fully and immediately vest only if the executive is employed on the date of a change in control of the Company and is involuntarily terminated (other than for cause) on or within two years following the change in control. In addition, in the case of an executive officer’s retirement, the Company provides retirement benefits described above, life insurance benefits and the continued ability to exercise vested SARs/Options in accordance with the underlying award agreements.

Compensation Recovery Policy.    Following the Spin-Off, the Company Compensation Committee adopted the Compensation Recovery Policy. Pursuant to the policy, in the event of any restatement of the Company’s financial statements due to material noncompliance with any financial reporting requirement under the securities laws, the Company Compensation Committee shall recover or cancel any performance awards which were awarded to a current or former executive officer as a result of achieving performance targets that could not have been met under the restated results. The Company’s recovery authority applies to any performance award received by such individual during the three completed fiscal years immediately preceding the date on which the Company is required to prepare the restatement. Under the terms of the policy, a performance award means any cash or equity-based award that is made, vests or is payable based wholly or in part on the results of a financial reporting measure.

Hedging and Pledging of Company Stock.    Under the Company’s Code of Conduct, no employee or director is permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in the Company’s stock price. Similarly, no employee or director may enter into hedging transactions in Company stock. Such transactions include (without limitation) short sales as well as any hedging transactions in derivative securities (e.g., puts, calls, swaps, or collars) or other speculative transactions related to the Company’s stock. Pledging of Company stock by executive officers and directors is also prohibited.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management.

Based on such review and discussion with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

Compensation Committee:

Edouard Ettedgui (Chair)

Jonathan S. Linen

2016 Summary Compensation Table

The following table and footnotes summarize the total compensation awarded to, earned by or paid to the NEOs for fiscal year 2016 and, to the extent required by SEC executive compensation disclosure rules, fiscal years 2015 and 2014. The Company’s NEOs are its Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers for the 2016 fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option/ SAR Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)(6)	Total ($)(7)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Muktesh “Micky” Pant	2016	1,013,645	—	1,500,007	4,500,017	2,470,417	63,974	881,776	10,429,836
Chief Executive Officer	2015	849,038	—	355,012	1,419,011	1,473,548	42,979	950,622	5,090,210
	2014	750,000	—	350,019	1,475,973	799,500	32,735	313,356	3,721,583
Edwin “Ted” Stedem	2016	439,931	—	500,020	649,072	400,712	229	829,754	2,819,718
Chief Financial Officer	2015	356,280	—	—	120,076	160,867	—	514,250	1,151,473
Joey Wat	2016	626,775	—	899,486	1,096,251	1,231,175		979,262	4,832,949
Chief Executive Officer, KFC China	2015	590,000	—	—	1,059,813	518,500	—	1,560,728	3,729,041
Christabel Lo	2016	368,425	—	649,489	498,436	459,200		1,882,335	3,857,885
Chief People Officer
Shella Ng	2016	369,408	—	649,489	418,935	425,112		854,506	2,717,450
Chief Legal Officer and Corporate Secretary	2015	359,243	—	—	185,558	135,147	—	900,935	1,580,883

(1)	Amounts shown are not reduced to reflect the NEOs’ elections, if any, to defer receipt of salary into the EID Program, a legacy plan sponsored by YUM.

(2)	The amounts reported in this column for 2016 represent the grant date fair value of the January RSU awards granted to Ms. Wat, Ms. Lo and Ms. Ng and the November RSU awards granted to each of the Named Executive Officers in connection with the Spin-Off, calculated in accordance with Accounting Standards Codification Topic 718 (“ASC 718”), Compensation-Stock Compensation. See Note 15 to the Company’s Consolidated and Combined Financial Statements included in the Annual Report on Form 10-K for the year ended December 31, 2016 (the “Audited Financial Statements”).
(3)	The amounts reported in this column for 2016 represent the grant date fair value of the annual SAR awards and the SAR awards granted to each of the Named Executive Officers in connection with the Spin-Off, calculated in accordance with ASC 718. See Note 15 to the Company’s Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.
(4)	Amounts in this column reflect the annual incentive awards earned for the applicable fiscal year performance periods under the annual bonus program, which is described further in our Compensation Discussion and Analysis under the heading “Annual Performance-Based Cash Bonuses.”
(5)	Pursuant to SEC disclosure rules, the amounts reported for Messrs. Pant and Stedem represent above market earnings credited under the YCHLRP that exceeds 120% of the applicable federal long-term rate. Please see the narrative accompanying the “2016 Nonqualified Deferred Compensation” table for further information regarding the YCHLRP.
(6)	The amounts in this column for 2016 are explained in the All Other Compensation Table and footnotes to that table, which follows.
(7)	Certain compensation included in the All Other Compensation column was denominated in Chinese Renminbi. Ms. Ng’s salary and 2016 bonus award were denominated in Hong Kong dollars and these figures were converted to U.S. dollars using an exchange rate of 6.8346 and 7.7580, respectively, for disclosure purposes.

2016 All Other Compensation Table

The following table and footnotes summarize the compensation and benefits included under All Other Compensation in the 2016 Summary Compensation Table that were awarded to, earned by or paid to the Company’s NEOs, for the fiscal year ending December 31, 2016.

Name	Perquisites and other personal benefits ($)(1)	Tax Reimbursements ($)(2)	Insurance premiums ($)(3)	Retirement Scheme Contributions ($)(4)	Other ($)(5)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Mr. Pant	118,230	258,274	16,595	456,608	32,069	881,776
Mr. Stedem	283,247	240,208	316	79,366	226,617	829,754
Ms. Wat	136,675	652,193	—	31,356	159,038	979,262
Ms. Lo	153,496	1,643,506	—	36,861	48,472	1,882,335
Ms. Ng	93,012	685,003	—	36,941	39,550	854,506

(1)	Amounts in this column represent: for Mr. Pant, a housing reimbursement; for Mr. Stedem, an education reimbursement ($157,953) and housing reimbursement ($125,295); for Ms. Wat, an education reimbursement ($14,134) and housing reimbursement ($122,541); for Ms. Lo, an education reimbursement ($36,613) and housing reimbursement ($116,883); and for Ms. Ng, a housing reimbursement. Such amounts are valued based on the amounts paid directly to these NEOs or the service provider, as applicable.
(2)	Amounts in this column represent tax reimbursements for salary and the expenditure/housing allowances. These tax reimbursements as well as the other overseas assignment allowances provided are intended to ensure that our executives serving on overseas assignments are in the same approximate financial position as they would have been if they have remained in their home country during their time on overseas assignment.
(3)	These amounts reflect the income each NEO was deemed to receive from IRS tables related to YUM-provided life insurance in excess of $50,000.
(4)	This column represents allocations to the YUMLRP and the YCHLRP for Messrs. Pant and Stedem and contributions to the Bai Sheng Restaurants (Hong Kong) Limited Retirement Scheme for Mses. Wat, Lo and Ng.
(5)	This column reports the total amount of other benefits provided. Other than for certain benefits of Mr. Stedem and Ms. Wat described below, none of the other benefits individually exceeded the greater of $25,000 or 10% of the total amount of these other benefits and the perquisites and other personal benefits shown in column (b) for the NEO. These other benefits include mobility premiums, temporary living expenses, relocation expenses, home leave expenses, transportation expenses, and annual leave payouts. For 2016, Mr. Stedem and Ms. Wat received mobility premiums of $63,028 and $102,149, respectively, and Mr. Stedem received a temporary living / lodging of $72,689 each of which exceeds 10% of the total amount of other benefits and the perquisites and other personal benefits that Mr. Stedem and Ms. Wat received. These amounts were valued based on the amounts paid directly to the NEO or the service provider, as applicable.

2016 Grants of Plan-Based Awards

The following table provides information on the annual incentive program that the Company’s NEOs participated in during 2016 and the SARs and RSUs granted in 2016 to the Company’s NEOs. The table below includes equity granted prior to the Spin-Off by YUM. These shares were granted by YUM and were converted using the volume weighted average per share price of one share of the Company, trading “regular-way,” as reported on the NYSE on the first post-distribution trading day. In addition to receiving a proportional number of Company shares during the conversion, the NEOs also received shares of YUM with respect to the pre-Spin-Off awards other than the January 4, 2016 grants to Mses. Wat, Lo and Ng. The YUM shares received upon conversion of the NEO’s outstanding equity awards are excluded from this table. Awards made after the Spin-Off were determined based on the Company’s stock price on the date of such grant.

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards; Number of Shares of Stock or Units (#)(2)	All Other Option/ SAR Awards; Number of Securities Underlying Options (#)(3)	Exercise or Base Price Option/ SAR Awards ($/Sh)(4)	Grant Date Fair Value ($)(5)
Name	Issuer	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)		(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Mr. Pant		—	—	1,292,500	3,877,500	—	—	—	—	—	—	—
	YUM	2/5/2016	—	—	—	—	—	—	—	210,527	69.76	3,000,010
	YUMC	11/11/2016	—	—	—	—	—	—	55,597	—	—	1,500,007
	YUMC	11/11/2016	—	—	—	—	—	—	—	146,538	26.98	1,500,007
Mr. Stedem		—	—	280,143	840,429	—	—	—	—	—	—	—
	YUM	2/5/2016	—	—	—	—	—	—	—	10,461	69.76	149,069
	YUMC	11/11/2016	—	—	—	—	—	—	18,533	—	—	500,020
	YUMC	11/11/2016	—	—	—	—	—	—	—	48,846	26.98	500,002
Ms. Wat		—	—	534,055	1,602,165	—	—	—	—	—	—	—
	YUM	1/4/2016	—	—	—	—	—	—	5,532	—	—	399,466
	YUM	2/5/2016	—	—	—	—	—	—	—	41,842	69.76	596,249
	YUMC	11/11/2016	—	—	—	—	—	—	18,533	—	—	500,020
	YUMC	11/11/2016	—	—	—	—	—	—	—	48,846	26.98	500,002
Ms. Lo		—	—	240,000	720,000	—	—	—	—	—	—	—
	YUM	1/4/2016	—	—	—	—	—	—	5,532	—	—	399,466
	YUM	2/5/2016	—	—	—	—	—	—	—	17,434	69.76	248,435
	YUMC	11/11/2016	—	—	—	—	—	—	9,267	—	—	250,024
	YUMC	11/11/2016	—	—	—	—	—	—	—	24,423	26.98	250,001
Ms. Ng		—	—	222,184	666,552	—	—	—	—	—	—	—
	YUM	1/4/2016	—	—	—	—	—	—	5,532	—	—	399,466
	YUM	2/5/2016	—	—	—	—	—	—	—	11,855	69.76	168,934
	YUMC	11/11/2016	—	—	—	—	—	—	9,267	—	—	250,024
	YUMC	11/11/2016	—	—	—	—	—	—	—	24,423	26.98	250,001

(1)	Amounts in columns (c), (d) and (e) provide the minimum amount, target amount and maximum amount payable as annual incentive compensation under the 2016 annual bonus program based on respective team performances and on individual performance during 2016. The actual amount of annual incentive compensation awards paid for 2016 performance are shown in column (g) of the 2016 Summary Compensation Table. The performance measurements, performance targets, and target bonus percentages are described in the Compensation Discussion and Analysis beginning under the discussion of annual incentive compensation.

(2)	RSUs allow the grantee to receive the number of shares of the underlying common stock subject to the award upon vesting. The RSUs granted on January 4, 2016 vest 25% on each of the first and second anniversaries of the grant date and the remaining 50% vests on the third anniversary of the grant date, subject to the recipient’s continued employment. The RSUs granted on November 11, 2016 vest 50% on each of the second and third anniversaries of the grant date, subject to the recipient’s continued employment.
(3)	SARs allow the grantee to receive, in cash or the number of shares of the underlying common stock that, in each case, is equal in value to the appreciation in the underlying common stock with respect to the number of SARs granted from the date of grant to the date of exercise. SARs become exercisable in equal installments on the first, second, third and fourth anniversaries of the grant date, subject to the recipient’s continued employment.
(4)	The exercise price of the SARs equals the closing price of the underlying common stock on the respective grant dates.
(5)	The amounts reported in this column for 2016 represent the grant date fair value of the annual SAR awards and the SAR and RSU awards granted to each of the NEOs in connection with the Spin-Off, calculated in accordance with ASC 718. See Note 15 to the Company’s Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

Outstanding Equity Awards at 2016 Year-End

The following table shows the number of Company shares covered by exercisable and unexercisable SARs, and RSUs held by the Company’s NEOs on December 31, 2016. This table excludes the equity awards of YUM that were received in connection with the Spin-Off as those equity awards represent awards of YUM rather than of the Company and will be administered by YUM following the Spin-Off. Please see the Compensation Discussion and Analysis for a discussion of the adjustment to equity awards in connection with the Spin-Off.

		Option/SAR Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options/ SARs (#) Exercisable	Number of Securities Underlying Unexercised Options/ SARs (#) Unexercisable (1)		Option/ SAR Exercise Price ($)	Option/ SAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)		Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
(a)	(b)		(d)		(e)	(f)	(g)		(h)	(i)	(j)
Mr. Pant
	1/24/2008	52,833	—		11.26	1/24/2018	—		—	—	—
	1/24/2008	34,707	—		11.26	1/24/2018	—		—	—	—
	2/5/2009	133,503	—		8.84	2/5/2019	—		—	—	—
	2/5/2010	113,250	—		9.96	2/5/2020	—		—	—	—
	2/4/2011	100,468	—		14.88	2/4/2021	—		—	—	—
	11/18/2011	93,672	—		16.25	11/18/2021	—		—	—	—
	2/8/2012	114,478	—		19.46	2/8/2022	—		—	—	—
	2/6/2013	67,334	22,445	(i)	19.00	2/6/2023	—		—	—	—
	2/5/2014	41,802	41,803	(ii)	21.30	2/5/2024	—		—	—	—
	2/6/2015	21,990	65,970	(iii)	22.32	2/6/2025	—		—	—	—
	2/5/2016	—	207,883	(iv)	21.06	2/5/2026	—		—	—	—
	11/11/2016	—	146,538	(v)	26.98	11/11/2026	55,597	(i)	1,452,194	—	—
Mr. Stedem	2/4/2011	23,618	—		14.88	2/4/2021	—		—	—	—
	2/4/2011	14,507	—		14.88	2/4/2021	—		—	—	—
	2/8/2012	13,730	—		19.46	2/8/2022	—		—	—	—
	2/6/2013	9,422	3,141	(i)	19.00	2/6/2023	—		—	—	—
	2/5/2014	1,699	1,700	(ii)	21.30	2/5/2024	—		—	—	—
	2/5/2014	3,092	3,093	(ii)	21.30	2/5/2024	—		—	—	—
	2/6/2015	1,860	5,583	(iii)	22.32	2/6/2025	—		—	—	—
	2/5/2016	—	10,329	(iv)	21.06	2/5/2026	—		—	—	—
	11/11/2016	—	48,846	(v)	26.98	11/11/2026	18,533	(i)	484,082	—	—
Ms. Wat	2/6/2015	6,765	20,298	(iii)	22.32	2/6/2025	—		—	—	—
	3/25/2015	8,077	24,232	(vi)	23.90	3/25/2025	—		—	—	—
	1/4/2016	—	—		—	—	18,751	(ii)	489,779	—	—
	2/5/2016	—	41,316	(iv)	21.06	2/5/2026	—		—	—	—
	11/11/2016	—	48,846	(v)	26.98	11/11/2026	18,533	(i)	484,082	—	—
Ms. Lo	2/4/2011	12,056	—		14.88	2/4/2021	—		—	—	—
	2/8/2012	14,718	—		19.46	2/8/2022	—		—	—	—
	2/6/2013	10,100	3,367	(i)	19.00	2/6/2023	—		—	—	—
	2/5/2014	—	10,195	(vii)	21.30	2/5/2024	—		—	—	—
	2/5/2014	6,797	6,798	(ii)	21.30	2/5/2024	—		—	—	—
	2/6/2015	3,382	10,149	(iii)	22.32	2/6/2025	—		—	—	—
	1/4/2016	—	—		—	—	18,751	(ii)	489,779	—	—
	2/5/2016	—	17,215	(iv)	21.06	2/5/2026	—		—	—	—
	11/11/2016	—	24,423	(v)	26.98	11/11/2026	9,267	(i)	242,054	—	—
Ms. Ng	2/8/2012	5,213	—		19.46	2/8/2022	—		—	—	—
	2/8/2012	13,901	—		19.46	2/8/2022	—		—	—	—
	2/6/2013	10,100	3,367	(i)	19.00	2/6/2023	—		—	—	—
	2/5/2014	6,116	6,118	(ii)	21.30	2/5/2024	—		—	—	—
	2/6/2015	2,875	8,627	(iii)	22.32	2/6/2025	—		—	—	—
	1/4/2016	—	—		—	—	18,751	(ii)	489,779	—	—
	2/5/2016	—	11,706	(iv)	21.06	2/5/2026	—		—	—	—
	11/11/2016	—	24,423	(v)	26.98	11/11/2026	9,267	(i)	242,054	—	—

(1)	The actual vesting dates for unexercisable options are as follows:

(i)	Remainder of the unexercisable award will vest on February 6, 2017.

(ii)	One-half of the unexercisable award will vest on each of February 5, 2017 and 2018.

(iii)	One-third of the unexercisable award will vest on each of February 6, 2017, 2018 and 2019.

(iv)	One-fourth of the unexercisable award will vest on each of February 5, 2017, 2018, 2019 and 2020.

(v)	One-fourth of the unexercisable award will vest on each of November 11, 2017, 2018, 2019 and 2020.

(vi)	One-third of the unexercisable award will vest on each of March 25, 2017, 2018 and 2019.

(vii)	100% of the unexercisable award will vest on February 5, 2018.

(2)	The RSUs reported in this column include additional RSUs received with respect to dividends and which remain subject to the same underlying vesting conditions. The actual vesting dates for unvested RSUs are as follows:

(i)	The RSUs vest 50% on each of November 11, 2018 and 2019.

(ii)	The RSUs vest 25% on each of January 4, 2017 and 2018 and 50% on January 4, 2019.

(3)	The market value of these awards are calculated by multiplying the number of shares covered by the award by $26.12, the closing price of the Company’s stock on the NYSE on December 30, 2016.

2016 Option/SAR Exercises and Stock Vested

The table below shows the number of shares of YUM common stock acquired during 2016 upon exercise of SAR awards and before payment of applicable withholding taxes and broker commissions. None of the NEOs exercised any SARs or received shares upon vesting of any equity awards with respect to the Company.

	Option/SAR Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Mr. Pant	91,228	8,210,621	—	—
Mr. Stedem	—	—	—	—
Ms. Wat	—	—	—	—
Ms. Lo	32,199	2,778,974	—	—
Ms. Ng	8,920	788,217	—	—

Nonqualified Deferred Compensation

During 2016, Messrs. Pant and Stedem were the only NEOs who participated in the YCHLRP, an unfunded, unsecured deferred, account-based plan maintained by the Company. The YCHLRP provides an annual allocation to the account of Messrs. Pant and Stedem equal to 20% and 8%, respectively, of their respective salary plus target bonus. In connection with the Spin-Off, the obligations under the YUMLRP with respect to employees continuing with the Company following the Spin-Off were transferred to the YCHLRP, the terms of which are substantially similar to the terms of the YUMLRP.

The YCHLRP provides an annual earnings credit to each participant’s account based on the value of participant’s account at the end of each year. Under the YCHLRP, Mr. Pant and Mr. Stedem receive an annual earnings credit equal to 5% of their account balances. The Company’s contribution for 2016 is equal to 20% and 8%, respectively, of Mr. Pant’s and Mr. Stedem’s salary plus target bonus.

Under the YCHLRP, participants age 55 or older are entitled to a lump sum distribution of their account balance in the quarter following their separation of employment. Participants under age 55 with a vested YCHLRP benefit combined with any other deferred compensation benefits covered under Code Section 409A exceeds $15,000, will not receive a distribution until the calendar quarter that follows the participant’s 55th birthday. Distributions from the YCHLRP will not be made solely as a result of the separation and distribution.

YUM offered certain executives working in China retirement benefits under the Yum! Restaurants (Hong Kong) Limited Retirement Scheme. In connection with the Spin-Off, the Company adopted a substantially similar plan. Under this program, the Company provides a company funded contribution ranging from 5% to 10% of an executive’s base salary. The Company’s contribution for 2016 was equal to 5%, 10% and 10% of salary for Ms. Wat, Ms. Lo and Ms. Ng, respectively. Upon termination, participants will receive a lump sum equal to a percentage of the Company’s contributions inclusive of investment return. This percentage is based on a vesting schedule that provides participants with a vested 30% interest upon completion of a minimum of three years of service, and an additional 10% vested interest for each additional completed year, up to a maximum of 100%. Participants may elect a variety of mutual funds in which to invest their account balances under the plan.

2016 Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
	(a)	(b)	(c)	(d)	(e)
Mr. Pant	—	456,608	140,294	—	3,374,907
Mr. Stedem	—	79,366	503	—	37,492
Ms. Wat	—	31,356	—	—	69,415	(4)
Ms. Lo	—	36,861	—	—	380,225	(4)
Ms. Ng	—	36,941	—	—	454,035	(4)

(1)	Amounts in this column primarily reflect allocations to the YUMLRP and the YCHLRP for Messrs. Pant and Stedem and allocations to the Bai Sheng Restaurants (Hong Kong) Limited Retirement Scheme for Mses. Wat, Lo and Ng.
(2)	Amounts in this column reflect earnings during the last fiscal year on amounts deferred under the YCHLRP. All earnings for Messrs. Pant and Stedem are based on the earnings credit provided under the YCHLRP described in the narrative above this table. For Messrs. Pant and Stedem, of the earnings reflected in this column, $63,974 and $229, respectively, was deemed above market earnings accruing to their accounts under the YCHLRP. For above market earnings on nonqualified deferred compensation, see the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table. Under the Hong Kong Data Privacy Act, the administrator of the Bai Sheng Restaurants (Hong Kong) Limited Retirement Scheme is restricted from disclosing individual account balances under that plan and, accordingly, the Company is unable to compile earnings information with respect to this plan. Under the terms of the plan, participants may elect a variety of mutual funds in which to invest their account balances under the plan.
(3)	The amount reflected in this column is the year-end balance for Messrs. Pant and Stedem under the YCHLRP and the estimated year-end balances for Mses. Wat, Lo and Ng under the Bai Sheng Restaurants (Hong Kong) Limited Retirement Scheme.
(4)	This amount represents the aggregate amount of the Company’s contributions, exclusive of investment returns. See note (2) to this table for further information regarding investment returns with respect to the Bai Sheng Restaurants (Hong Kong) Limited Retirement Scheme. This amount was denominated in Hong Kong dollars and was converted to U.S. dollars using an exchange rate of 7.7580 for disclosure purposes.

Potential Payments Upon a Termination or a Change in Control

YCHLRP. Under the YCHLRP, participants age 55 are entitled to a lump sum distribution of their account balance following their termination of employment. Participants under age 55 who terminate with more than five years of service will receive their account balance at their 55th birthday. In case of termination of employment as of December 31, 2016, Mr. Pant and Mr. Stedem would have received $3,374,907 and $37,492, respectively.

Life Insurance Benefits. For a description of the supplemental life insurance plans that provide coverage to the YUM executive officers, see the All Other Compensation Table above. If Mr. Pant had died on December 31, 2016, the survivors of Mr. Pant would have received Company-paid life insurance of $1,790,000 under this arrangement.

Severance and Change in Control Arrangements. As of December 31, 2016, the Company was not a party to any severance or change in control agreements, other than statutory requirements, entitling any of the NEOs to severance benefits upon a termination or a change in control. Under the terms of our equity agreements, all outstanding stock options and/or SARs would fully and immediately vest following a change in control if the executive is employed on the date of the change in control of the Company and is involuntarily terminated (other than for cause) on or within two years following the change in control.

In addition, Mr. Pant is subject to a letter of understanding with the Company that specifies that any post-Spin-Off equity awards from the Company will be eligible for continued vesting upon retirement provided Mr. Pant (i) is actively employed for at least one year following the grant date, (ii) provides at least six months notification of intention to retire and (iii) signs non-solicitation and non-compete agreements. For any awards where these three conditions are not met, and for awards issued from YUM prior to his employment with the Company, the awards will be treated with the standard provisions provided for retirement in the underlying award agreements. The letter of understanding also provides that Mr. Pant’s unvested awards from YUM will continue to vest during his employment with the Company and, upon his separation from the Company, Mr. Pant will be treated as a retiree from YUM and his vested SARs can be held until the term expires and he will receive pro-rated vesting of his unvested SARs.

If a change in control and the involuntary termination of one of the Company’s NEOs had occurred as of December 31, 2016, the payments or other benefits set forth below would have been made or become available to them.

	Pant $	Stedem $	Wat $	Lo $	Ng $
Accelerated Vesting of SARs	1,663,873	118,946	339,986	231,553	145,477
Accelerated Vesting of RSUs	1,452,194	484,082	973,861	731,833	731,833

TOTAL	3,116,067	603,028	1,313,847	963,386	877,310

In addition, if a change in control of the Company had occurred as of December 31, 2016, the NEOs would have been entitled to receive the accelerated vesting of their equity awards with respect to YUM, with the value of such awards as follows: Mr. Pant - $4,506,638; Mr. Stedem - $263,442; Ms. Wat - $949,669; Ms. Lo - $628,306; and Ms. Ng - $394,462.

2016 DIRECTOR COMPENSATION

The Company primarily uses stock-based compensation to attract and retain qualified candidates to serve on the board of directors. In setting director compensation, the board of directors considers the significant amount of time that directors expend in fulfilling their duties to the Company as well as the skill level required by the Company of members of the board of directors. The Nominating and Governance Committee of the board of directors reviews and makes recommendations to the board of directors with respect to the compensation and benefits of directors on an annual basis.

Non-Employee Directors Annual Compensation. Our non-employee directors are each compensated with an annual retainer equal to $225,000, payable in Company common stock or, if requested by a director, up to one-half in cash. These retainers were paid in late 2016 to compensate the directors for their service from November 1, 2016 through October 31, 2017.

Chairman and Committee Chairperson Retainer. In addition to the annual equity retainer paid to all non-employee directors, the Chairman of the board of directors (Dr. Hu in 2016) receives an additional annual cash retainer of $225,000. The Chairperson of the Audit Committee (Mr. Hsieh in 2016) receives an additional $20,000 stock retainer annually, the Chairperson of the Compensation Committee (Mr. Ettedgui in 2016) receives an additional $15,000 stock retainer annually, and the Chairperson of the Nominating and Governance Committee (Dr. Hu in 2016) receives an additional $10,000 stock retainer annually. These retainers were paid in late 2016 to compensate the directors for their service from November 1, 2016 through October 31, 2017.

Employee Directors. Employee directors do not receive additional compensation for serving on the board of directors.

The table below summarizes compensation paid to each non-employee director during 2016.

Name	Fees Earned or Paid in Cash($)(1)	Stock Awards ($)(2)	Option/SAR Awards ($)(3)	Total ($)
Peter A. Bassi	112,520	112,480	—	225,000
Christian L. Campbell	14	224,986	—	225,000
Ed Yiu-Cheong Chan	14	224,986	—	225,000
Edouard Ettedgui	112,520	127,480	—	240,000
Louis T. Hsieh	22	244,978	—	245,000
Fred Hu	225,004	234,996	—	460,000
Jonathan S. Linen	14	224,986	—	225,000
Ruby Lu	14	224,986	—	225,000
Zili Shao	112,520	112,480	—	225,000

(1)	Represents the portion of the annual retainer that the director elected to receive in cash rather than equity with respect to Messrs. Bassi, Ettedgui and Shao, cash fees received in lieu of fractional shares in the case of Messrs. Campbell, Chan, Hsieh and Linen and Ms. Lu and the annual cash retainer paid to Dr. Hu as Chairman of the Board.
(2)	Represents the grant date fair value for annual stock retainer awards granted in 2016. Each director received shares of Company common stock determined by dividing the applicable annual retainer by the closing market price of a share of Company common stock on the date of grant, with any fractional shares paid in cash rather than equity.
(3)	At December 31, 2016, the aggregate number of SARs outstanding for each non-employee director are set forth in the following table. These SARs were received by the applicable non-employee directors in connection with the adjustment of their outstanding YUM equity awards.

Name	SARs
Peter A. Bassi	—
Christian L. Campbell	167,415
Ed Yiu-Cheong Chan	—
Edouard Ettedgui	—
Louis T. Hsieh	—
Fred Hu	—
Jonathan S. Linen	26,407
Ruby Lu	—
Zili Shao	—

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Under the Company’s Related Person Transaction Policies and Procedures, the Audit Committee reviews the material facts of all related person transactions that require the Audit Committee’s approval and either approves or disapproves of the entry into the related person transaction. In determining whether to approve or ratify a related person transaction, the Audit Committee will determine whether such transaction is in, or not opposed to, the best interest of the Company and will take into account, among other factors it deems appropriate, whether such transaction is on terms no less favorable to the Company than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Transactions, arrangements or relationships or any series of similar transactions, arrangements or relationships in which (i) a related person has or will have a direct or indirect material interest, (ii) the Company is a participant and (iii) that exceed $120,000 in any calendar year are subject to the Audit Committee’s review. Any director who is a related person with respect to a transaction under review may not participate in any discussion or approval of the transaction, except that the director will provide all material information concerning the transaction to the Audit Committee.

Related persons are directors, director nominees, executive officers, beneficial owners of 5% or more of the outstanding shares of Company common stock and their immediate family members. An immediate family member includes a person’s children, stepchildren, parents, stepparents, spouse, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and brothers- and sisters-in-law and anyone sharing such person’s household (other than a tenant or employee).

After its review, the Audit Committee may approve or ratify the transaction. The policies and procedures provide that certain transactions are deemed to be pre-approved even if they will exceed $120,000. These transactions include employment of executive officers, director compensation and transactions with other companies if the aggregate amount of the transaction does not exceed the greater of $1 million or 2% of that company’s total consolidated gross revenues and the related person is not an executive officer of the other company.

Other than as described below, there were no transactions considered to be a related person transaction from November 1, 2016, the date on which the Company became an independent publicly traded company, through the date of this prospectus.

In connection with the spin-off, on September 1, 2016, YUM and the Company entered into investment agreements with each of Pollos Investment L.P., an affiliate of Primavera Capital Group (“Primavera”), and API (Hong Kong) Investment Limited, an affiliate of Zhejiang Ant Small and Micro Financial Services Group Co., Ltd. (“Ant Financial” and, together with Primavera, the “Investors”). Pursuant to the investment agreements, on November 1, 2016, Primavera and Ant Financial collectively invested $460 million (the “Investment”) in the Company in exchange for: (i) shares of the Company’s common stock representing in the aggregate 4.8% of the Company’s common stock issued and outstanding immediately following the spin-off, after giving effect to the post-closing adjustment as discussed below and (ii) two tranches of warrants (the “Warrants”), exercisable by the Investors for an approximate additional 3.9% ownership, in the aggregate, of the Company’s common stock issued and outstanding after the spin-off, taking into account the shares previously issued to the Investors. In connection with and at the closing of the Investment, on November 1, 2016, the Company and the Investors entered into a shareholders agreement, relating to rights and obligations of the Investors as holders of Company common stock and Warrants. Pursuant to the terms of the shareholders agreement, Primavera designated one member of the board of directors, Dr. Hu, and one non-voting board observer. In addition, Ant Financial designated one non-voting board observer.

On January 9, 2017, following the expiration of the post-closing measurement period specified in the investment agreements, the Company repurchased from the Investors a portion of the previously-issued shares of Company common stock at par value. In addition, the Company issued the Warrants to the Investors. These transactions were completed pursuant to the terms of the investment agreements entered into prior to the spin-off and were, accordingly, approved by the board of directors of YUM.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of Company common stock beneficially owned as of February 28, 2017 by (i) beneficial owners of more than 5% of the outstanding shares of Company common stock, (ii) each of the Company’s named executive officers, (iii) each of the Company’s directors and director nominees and (iv) all of the Company’s directors and executive officers as a group.

In accordance with SEC rules, beneficial ownership includes all shares the stockholder actually owns beneficially or of record, all shares over which the stockholder has or shares voting or dispositive control and all shares the stockholder has the right to acquire within 60 days of February 28, 2017. Except as indicated in the footnotes to the table, the Company believes that the persons named in the table have sole voting and investment power with respect to all shares owned beneficially by them.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Shares(1)
More than 5% owners
Primavera Capital Management Ltd.	30,982,892	(2)	7.8%
28 Hennessy Road, 28th Floor
Hong Kong
Aberdeen Asset Management PLC	23,906,833	(3)	6.2%
10 Queens Terrace
Aberdeen, Scotland
BlackRock, Inc.	21,674,803	(4)	5.6%
55 East 52nd Street
New York, NY 10055
Named Executive Officers
Micky Pant	393,487	(5)	*
Ted Stedem	32,546	(6)	*
Joey Wat	10,641	(7)	*
Christabel Lo	21,794	(8)	*
Shella Ng	18,511	(9)	*
Non-Employee Directors
Peter A. Bassi	46,273		*
Christian L. Campbell	77,064	(10)	*
Ed Yiu-Cheong Chan	8,339		*
Edouard Ettedgui	4,725		*
Louis T. Hsieh	9,080		*
Fred Hu	8,710		*
Jonathan S. Linen	54,107	(11)	*
Ruby Lu	8,339		*
Zili Shao	4,169		*
Ownership of all directors and executive officers as a group (24 total)	895,588	(12)	*

*	Represents less than one percent
(1)	Percentage ownership is determined based on a total of 384,311,143 shares of Company common stock outstanding as of February 28, 2017.

(2)	Based on Amendment No. 1 to the Schedule 13D filed by Primavera Capital Management Ltd. on January 19, 2017, which indicated that, as of January 9, 2017, Primavera Capital Management Ltd. had sole voting and dispositive power over 30,982,892 shares of Company common stock, and Pollos Investment GP, Ltd. shared voting and dispositive control over 30,982,892 shares of Company common stock. Such amounts include 14,618,114 shares underlying outstanding warrants.
(3)	Based on the Schedule 13G filed by Aberdeen Asset Management PLC on February 8, 2017, which indicated that, as of December 30, 2016, Aberdeen Asset Management PLC had shared voting power over 17,749,636 shares of Company common stock and shared dispositive power over 23,906,833 shares of Company common stock.
(4)	Based on the Schedule 13G filed by BlackRock, Inc. on January 30, 2017, which indicated that, as of December 31, 2016, BlackRock, Inc. had sole voting power over 18,388,116 shares of Company common stock, shared voting power over 22,253 shares of Company common stock, sole dispositive power over 21,652,550 shares of Company common stock and shared dispositive power over 22,253 shares of Company common stock.
(5)	Includes 377,754 shares issuable upon the exercise of stock appreciation rights (“SARs”) that vest within 60 days of February 28, 2017.
(6)	Includes 26,618 shares issuable upon the exercise of SARs that vest within 60 days of February 28, 2017.
(7)	Reflects 5,954 shares issuable upon the exercise of SARs and 4,687 shares issuable upon the vesting of restricted stock units (“RSUs”), in each case that are exercisable or vest within 60 days of February 28, 2017.
(8)	Reflects 17,107 shares issuable upon the exercise of SARs and 4,687 shares issuable upon the vesting of RSUs, in each case that are exercisable or vest within 60 days of February 28, 2017.
(9)	Includes 12,324 shares issuable upon the exercise of SARs and 4,687 shares issuable upon the vesting of RSUs, in each case that are exercisable or vest within 60 days of February 28, 2017.
(10)	Includes 41,128 shares issuable upon the exercise of SARs that vest within 60 days of February 28, 2017. Also includes 80 shares held by Mr. Campbell’s spouse.
(11)	Includes 11,021 shares issuable upon the exercise of SARs that vest within 60 days of February 28, 2017. Also includes 15,864 shares held in a trust for which Mr. Linen is a trustee and 43 shares held by Mr. Linen’s spouse.
(12)	Includes 650,632 shares issuable upon the exercise of SARs and 44,516 shares issuable upon the vesting of RSUs, in each case that are exercisable or vest within 60 days of February 28, 2017.

PLAN OF DISTRIBUTION

In connection with the separation, outstanding awards granted under YUM’s equity compensation programs (whether held by YUM or Yum China employees or other participants) were converted into adjusted awards based on shares of YUM common stock, shares of Yum China common stock or both. Those adjusted awards that represent the right to acquire Yum China common stock, which are referred to as Converted Awards, were granted by Yum China under the Yum China Holdings, Inc. Long Term Incentive Plan, in accordance with the terms of the employee matters agreement that Yum China entered into with YUM in connection with the separation. The registration statement of which this prospectus forms a part covers shares of Yum China common stock issued pursuant to Converted Awards that were granted to individuals who, at the time of the distribution, were not employed by or serving on the board of directors of YUM. The registration statement does not cover any shares of Yum China common stock issued pursuant to Converted Awards that were granted to any individuals who, upon completion of the distribution, were employed by or serving on the board of directors of either YUM or Yum China, or any other awards that Yum China has granted or may grant under the Yum China Holdings, Inc. Long Term Incentive Plan following the separation and distribution.

The Company expects that the expenses related to this offering will be approximately $60,443.

YUM CHINA HOLDINGS, INC. LONG TERM INCENTIVE PLAN

The Company has adopted, and YUM in its then capacity as the Company’s sole stockholder has approved, the Yum China Holdings, Inc. Long Term Incentive Plan (the “Plan”). The Plan became effective as of the distribution date and will continue in effect until terminated by the board of directors; provided, however, that no award may be granted under the Plan on or after the tenth anniversary of the effective date of the Plan.

Purpose

The purposes of the Plan are (i) to attract and retain persons eligible to participate in the Plan; (ii) to motivate participants, by means of appropriate incentives, to achieve long-range goals; (iii) to provide incentive compensation opportunities that are competitive with those of other similar companies; (iv) to align the interests of participants with those of the our stockholders; and (v) to issue awards pursuant to and in accordance with the employee matters agreement (the “EMA”). To accomplish these purposes, the Plan authorizes the award of stock options (including incentive stock options (“ISOs”) and non-qualified stock options (“NQOs”)), stock appreciation rights (“SARs”), “Full Value Awards” (including restricted stock awards, restricted stock unit awards, performance shares, and performance unit awards), and cash incentive awards, each as described below. The Plan also provides for the grant of awards with respect to our common stock as provided in the EMA (“EMA Awards”).

Eligibility

Any officer, director or other employee of us or one of our subsidiaries, consultants, independent contractors or agents of us or one of our subsidiaries, and persons who are expected to become officers, employees, directors, consultants, independent contractors or agents of us or one of our subsidiaries (but effective no earlier than the date on which such individual begins to provide services to us or one of our subsidiaries), including in any case, our non-employee directors (“Outside Directors”) are eligible to participate in the Plan. Upon receiving a grant of an award under the Plan, an eligible individual shall be a “participant” in the Plan. EMA Awards will also be granted to those individuals who are entitled to them pursuant to the EMA, as described below.

Administration of the Plan

The Plan is administered by a “Committee,” which generally means the Compensation Committee of the board of directors. For purposes of the Plan and subject to the terms and conditions of the Plan, the Committee has the authority and discretion (a) to select from among the eligible individuals those persons who shall receive awards under the Plan, (b) to determine the time or times of receipt, (c) to determine the types of awards and the number of shares covered by the awards, (d) to establish the terms, conditions, performance criteria, restrictions, and other provisions of such awards, and, subject to the terms and conditions of the Plan, to cancel or suspend awards, (e) to the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the awards in jurisdictions outside the United States, to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States, (f) to conclusively interpret the Plan, (g) to establish, amend, and rescind any rules and regulations relating to the Plan, (h) to determine the terms and provisions of any award agreement made pursuant to the Plan, and (i) to make all other determinations that may be necessary or advisable for the administration of the Plan.

Except as prohibited by applicable law or as necessary to preserve exemptions under the securities laws, the Committee may delegate any of its duties under the Plan to such agents as it determines from time to time (which delegation can be revoked at any time).

Shares Available Under the Plan

We have reserved for issuance under the Plan 45,000,000 shares of our common stock. Shares available under the Plan may be authorized but unissued or shares currently held or subsequently acquired by us as treasury shares (to the extent permitted by law), including shares purchased in the open market or in private transactions.

Each share delivered in respect of a Full Value Award is counted as covering two shares except that, in the case of restricted stock or restricted stock units delivered pursuant to the settlement of earned annual incentives or delivered pursuant to EMA Awards, each share shall be counted as covering one share. To the extent any shares of stock covered by an award are not delivered to a participant or beneficiary because the award is forfeited or canceled, used to satisfy the applicable tax withholding obligation, or settled in cash, such shares shall not be deemed to have been delivered for purposes of determining the maximum number of shares of stock available for delivery under the Plan. If the exercise price of any stock option granted under the Plan is satisfied by tendering shares of our common stock (by either actual delivery or by attestation, including net exercise), only the number of shares of stock issued net of the shares tendered shall be deemed delivered for purposes of the Plan.

Other Share Limitations

The following limitations shall apply under the Plan: (a) the number of shares available for grants of ISOs under the Plan is equal to 45,000,000; (b) the maximum number of shares that may be covered by stock options or SARs granted to any one individual during any five calendar-year period shall be 9,000,000; (c) in the case of Full Value Awards that are intended to be performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) (“Performance-Based Compensation”), no more than 3,000,000 shares of common stock may be subject to such awards granted to any one individual during any five-calendar-year period (regardless of when such shares are deliverable); provided, however, that, in the case of any Full Value Award that is a performance unit award that is intended to Performance-Based Compensation, no more than $10,000,000 may be subject to any such awards granted to any one individual during any one-calendar-year period (regardless of when such amounts are deliverable); (d) in the case of cash incentive awards that are intended to be Performance-Based Compensation, the maximum amount payable to any participant with respect to any twelve-month performance period shall equal $10,000,000 (pro rated for performance periods that are greater or lesser than twelve months); and (e) no Outside Director may be granted during any calendar year an award or awards having a value determined on the grant date in excess of $1,500,000.

Adjustments

In the event of a change in corporate capitalization (such as a stock split or stock dividend), a corporate transaction (such as a reorganization, reclassification, merger or consolidation or separation), other changes in our corporate structure, or a distribution to stockholders (other than a cash dividend that is not an extraordinary cash dividend) that affects our outstanding shares common stock, the Committee shall make such equitable adjustments, as it determines are necessary and appropriate, in: (a) the number and type of shares (or other property) with respect to which awards may be granted under the Plan; (b) the number and type of shares (or other property) subject to outstanding awards; (c) the grant or exercise price with respect to outstanding awards; (d) the limitations on shares reserved for issuance under the Plan and the limitations on the number of shares (or dollar amount) that can be subject to awards granted to certain individuals or within a specified time period; and (e) the terms, conditions or restrictions of outstanding awards and/or award agreements.

Awards under the Plan

Generally

The Committee shall designate the participants to whom awards are to be granted and the type of awards to be granted and shall determine the number of shares of our common stock (or cash) subject to each award and the other terms and conditions thereof, not inconsistent with the Plan. In no event shall a stock option or SAR be exercisable later than the ten-year anniversary of the date on which the stock option or SAR is granted (or such shorter period required by law or the rules of any stock exchange on which the stock is listed). Awards may be settled through the delivery of shares of our common stock, the granting of replacement awards, or combination thereof as the Committee shall determine. Any award settlement, including payment deferrals, may be subject to such conditions, restrictions and contingencies as the Committee shall determine.

Stock Options and SARs

The grant of a stock option under the Plan entitles the participant to purchase shares of our common stock at an exercise price and during a specified time established by the Committee. Any stock option may be either an ISO or an NQO, as determined in the discretion of the Committee. An “ISO” is a stock option that is intended to satisfy the requirements applicable to an “incentive stock option” described in Code Section 422(b) and may only be granted to employees of us or our eligible subsidiaries. An “NQO” is a stock option that is not intended to be an ISO. An SAR entitles the participant to receive, in cash or stock, value equal to (or otherwise based on) the excess of: (a) the fair market value of a specified number of shares of our common stock at the time of exercise; over (b) an exercise price established by the Committee.

The “exercise price” of each stock option or SAR granted shall be established by the Committee or shall be determined by a method established by the Committee at the time the stock option or SAR is granted, except that the exercise price shall not be less than the fair market value of a share of stock on the date of grant (except in limited circumstances such as substitute awards in the context of a corporate transaction or EMA Awards).

The exercise price of a stock option shall be payable in cash or by tendering (including by way of a net exercise), by either actual delivery of shares or by attestation, shares of stock acceptable to the Committee, and valued at fair market value as of the day of exercise, or in any combination thereof, as determined by the Committee or, if permitted by the Committee, by the participant’s irrevocably authorizing a third party to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the stock option and remit to us a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise.

In no event shall a stock option or SAR be exercisable later than the ten-year anniversary of the date on which the stock option or SAR is granted (or such shorter period required by law or the rules of any stock exchange on which the stock is listed).

Except for either adjustments in connection with corporate transactions (discussed above) or reductions of the exercise price approved by our stockholders, the exercise price for any outstanding Option or SAR may not be decreased after the date of grant nor may an outstanding Option or SAR granted under the Plan be surrendered to us as consideration for the grant of a replacement Option or SAR with a lower exercise price or a Full Value Award. Except as approved by our stockholders, in no event shall any Option or SAR granted under the Plan be surrendered to us in consideration for a cash payment if, at the time of such surrender, the exercise price of the Option or SAR is greater than the then current fair market value of a share of our stock.

Full Value Awards

A “Full Value Award” is a grant of one or more shares of our common stock or a right to receive one or more shares of our common stock in the future (including restricted stock, restricted stock units, performance shares, and performance units) that is contingent on continuing service, the achievement of performance objectives during a specified period performance, or other restrictions as determined by the Committee. The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee. Full Value Awards made to employees be subject to minimum vesting requirements depending on the terms and purpose of the award.

Cash Incentive Awards

A “Cash Incentive Award” is the grant of a right to receive a payment of cash (or in the discretion of the Committee, shares of stock having value equivalent to the cash otherwise payable) that is contingent on achievement of performance objectives over a specified period established by the Committee. The grant of Cash Incentive Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee.

EMA Awards

As of the distribution date, the Committee shall grant “EMA Awards” to each individual who is entitled to an award with respect to our common stock pursuant to the terms of the EMA or who is otherwise entitled to receive a share of our common stock pursuant to the EMA. All EMA Awards will be made in accordance with the terms of the EMA. With respect to EMA Awards, the provisions of the EMA relating to such awards supersede any other Plan provisions.

The number of shares of our common stock subject to an EMA Award granted to an EMA participant, and, to the extent applicable, the exercise price of the EMA Award, shall be determined in accordance with the applicable provision of the EMA and shall otherwise be subject to the same terms and conditions (including vesting, settlement and termination) as applied to the corresponding YUM award to which the EMA Award relates and otherwise shall be subject to the terms and conditions of the EMA. Any condition related to termination of a participant’s employment or service with YUM or its affiliates or related to a determination by the committee charged with administration of the YUM plans shall be based on an otherwise identical condition related to the termination of a participant’s employment or service with us and our subsidiaries or a determination by the Committee under this Plan, respectively and as applicable.

Performance-Based Compensation

In general, Code Section 162(m) limits our compensation deduction to $1,000,000 paid in any tax year to any “covered employee” as defined under Code Section 162(m). This deduction limitation does not apply to certain types of compensation, including Performance-Based Compensation. The terms of the Plan permit, but do not require, us to issue awards under the Plan that meet the requirements of Performance-Based Compensation so that such awards will be deductible by us for federal income tax purposes. Full Value Awards granted under the Plan that are designated and structured as Performance-Based Compensation will be conditioned on the achievement of one or more performance targets as determined by the Committee and one or more of the following performance measures: cash flow; earnings; earnings per share; market value added or economic value added; profits; return on assets; return on equity; return on investment; revenues; stock price; total stockholder return; customer satisfaction metrics; or restaurant unit development. Each goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of us and/or the past or current performance of other companies, and in the case of earnings-based measures, may use or employ comparisons relating to capital, stockholders’ equity and/or shares outstanding, investments or to assets or net assets. The performance targets established by the Committee may be with respect to us, a subsidiary, operating unit, division, or group or individual performance (or any combination thereof).

Change in Control

Subject to the provisions relating to adjustments in the context of corporate transactions (described above) and except as otherwise provided in the Plan or the award agreement reflecting the applicable award, if a Change in Control (as defined in the Plan) occurs prior to the date on which an award is vested and prior to the participant’s separation from service and if the participant’s employment is involuntarily terminated by us or our subsidiaries (other than for cause) on or within two years following the Change in Control, then (a) all outstanding Options and SARs (regardless of whether in tandem with a SAR or Option, as applicable) shall become fully exercisable and (b) all Full Value Awards shall become fully vested and the Committee shall determine the extent to which performance conditions are met in accordance with the terms of the Plan and the applicable award agreement. A YUM Change of Control will be treated as a Change in Control under the Plan with respect to vesting of EMA Awards held by YUM employees and former employees.

Transferability

Unless otherwise determined by the Committee and expressly provided for in an award agreement, no award or any other benefit under the Plan shall be assignable or otherwise transferable except by will or the laws of descent and distribution.

Withholding

All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares or other benefits under the Plan on satisfaction of the applicable withholding obligations. The Committee, in its discretion, and subject to such requirements as the Committee may impose prior to the occurrence of such withholding, may permit such withholding obligations to be satisfied through cash payment by the participant, through the surrender of shares of stock which the participant already owns, or through the surrender of shares of stock to which the participant is otherwise entitled under the Plan; provided, however, stock that has been held by the participant or stock to which the participant is entitled under the Plan may only be used to satisfy the minimum tax withholding required by applicable law (or other rates of withholding that will not have a negative accounting impact).

Participants Outside the United States

The Committee may grant awards to eligible persons who are foreign nationals on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan. In furtherance of such purposes, the Committee may make such modifications, amendments, procedures and subplans as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which we or any of our subsidiaries operates or has employees. The foregoing provisions may not be applied to increase the share limitations of the Plan or to otherwise change any provision of the Plan that would otherwise require the approval of our stockholders.

Misconduct and Recoupment

The Committee, in its discretion, may impose such restrictions on shares of stock acquired pursuant to the Plan, whether pursuant to the exercise of a stock option or SAR, settlement of a Full Value Award or otherwise, as it determines to be desirable, including, without limitation, restrictions relating to disposition of the shares and forfeiture restrictions based on service, performance, stock ownership by the participant, conformity with our recoupment, compensation recovery, or clawback policies and such other factors as the Committee determines to be appropriate. Unless otherwise specified by the Committee, any awards under the Plan and any shares of stock issued pursuant to the Plan shall be subject to our compensation recovery, clawback, and recoupment policies as in effect from time to time.

If the Committee determines that a present or former employee has (a) used for profit or disclosed to unauthorized persons, confidential or trade secrets of us, (b) breached any contract with or violated any fiduciary obligation to us, or (c) engaged in any conduct which the Committee determines is injurious to us or our subsidiaries, the Committee may cause that employee to forfeit his or her outstanding awards under the Plan. This provision does not apply during any period where there is a potential Change in Control in effect or following a Change in Control.

Amendment and Termination of the Plan

The board of directors may, at any time, amend or terminate the Plan (and the Committee may amend any award agreement); provided, however, that no amendment or termination of the Plan or amendment of any award agreement may, in the absence of written consent to the change by the affected participant or beneficiary, if applicable, affect the rights of any participant or beneficiary under any award granted under the Plan prior to the date of such amendment or termination. Adjustments pursuant to corporate transactions and restructurings are not subject to the foregoing limitations. In addition, amendments to the provisions of the Plan that prohibit the repricing of stock options and SARs, amendments expanding the group of eligible individuals, or amendments increases in the aggregate number of shares reserved under the Plan, the shares that may be issued in the form of ISOs, limitations on certain types of Full Value Awards and amendments of the individual limits on awards and the limitations on awards to Outside Directors will not be effective unless approved by our stockholders. In addition, no amendment shall be made to the Plan without the approval of our stockholders if such approval is required by law or the rules of any stock exchange on which the common stock is listed.

U.S. Federal Income Tax Implications of the Plan

The discussion that follows is a summary, based on U.S. federal tax laws and regulations presently in effect, of some significant U.S. federal income tax considerations relating to awards under the Plan. The applicable laws and regulations are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Plan. This summary does not discuss state, local or foreign laws.

Stock Options. The tax treatment of a stock option depends on whether the option is a NQO or an ISO.

The grant of an NQO will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares of stock acquired over the exercise price for those shares of common stock. We will be entitled to a corresponding deduction with respect to NQOs exercised by employees and former employees of the Company business.

The grant of an ISO will not result in taxable income to the participant. The exercise of an ISO will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of us and our eligible subsidiaries (determined under tax rules) during the period beginning on the date of the grant of the ISO and ending on the date three months prior to the date of exercise (one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code).

The excess of the fair market value of the shares of common stock at the time of the exercise of an ISO over the exercise price is an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the ISO is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares of common stock acquired pursuant to the ISO exercise, the participant will have a basis in those shares of common stock equal to the fair market value of the shares of common stock at the time of exercise.

If the participant does not sell or otherwise dispose of the shares of common stock within two years from the date of the grant of the ISO or within one year after receiving the transfer of such shares of common stock, then, upon disposition of such shares of common stock, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and we will not be entitled to any deduction for Federal income tax purposes with respect to dispositions by employees and former employees of the Company business.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and a corresponding deduction will be allowed to us, at the time of the disposition of the shares of common stock, in an amount equal to the lesser of (a) the excess of the fair market value of the shares of common stock on the date of exercise over the exercise price, or (b) the excess, if any, of the amount realized upon disposition of the shares of common stock over the exercise price. Special rules apply if an option is exercised through the exchange of previously acquired stock.

SARs. A participant will not be deemed to have received any income upon the grant of a SAR. Generally, when a SAR is exercised, the excess of the market price of common stock on the date of exercise over the exercise price will be taxable to a participant as ordinary income. With respect to employees and former employees of the Company business, we are entitled to a deduction in the year of exercise equal to the amount of income taxable to such participants.

Full Value Awards. The federal income tax consequences of a Full Value Award will depend on the type of award. The tax treatment of the grant of shares of common stock depends on whether the shares are subject to a substantial risk of forfeiture (determined under Code rules) at the time of the grant. If the shares are subject to a substantial risk of forfeiture, the participant will not recognize taxable income at the time of the grant and when the restrictions on the shares lapse (that is, when the shares are no longer subject to a substantial risk of forfeiture), the participant will recognize ordinary taxable income in an amount equal to the fair market value of the shares at that time. If the shares are not subject to a substantial risk of forfeiture or if the participant elects to be taxed at the time of the grant of such shares under Code Section 83(b), the participant will recognize taxable income at the time of the grant of shares in an amount equal to the fair market value of such shares at that time, determined without regard to any of the restrictions.

If the shares are forfeited before the restrictions lapse, the participant will be entitled to no deduction on account thereof. The participant’s tax basis in the shares is the amount recognized by him or her as income attributable to such shares. Gain or loss recognized by the participant on a subsequent disposition of any such shares is capital gain or loss if the shares are otherwise capital assets.

In the case of other Full Value Awards, such as restricted stock units or performance stock units, the participant generally will not have taxable income upon the grant of the award provided that there are restrictions on such awards that constitute a substantial risk of forfeiture under applicable Code rules. Participants will generally recognize ordinary income when the restrictions on awards lapse, on the date of grant if there are no such restrictions or, in certain cases, when the award is settled. At that time, the participant will recognize taxable income equal to the cash or the then fair market value of the shares issuable in payment of such award, and such amount will be the tax basis for any shares received. In the case of an award which does not constitute property at the time of grant (such as an award of units), participants will generally recognize ordinary income when the award is paid or settled.

We generally will be entitled to a tax deduction in the same amount, and at the same time, as the income is recognized by employees and former employees of the Company business.

MATERIAL CHINA TAX CONSEQUENCES

The following is a summary of material Chinese income tax consequences of the ownership and disposition of Company common stock. This summary is based on China Enterprise Income Tax Law (“EIT Law”), Implementation Regulations of China Enterprise Income Tax Law, Chinese Individual Income Tax Law, Implementation Regulations of Chinese Individual Income Tax Law, the Chinese State Administration of Taxation (“SAT”) Bulletin on Several Issues of Enterprise Income Tax on Income Arising from Indirect Transfers of Property by Non-resident Enterprises (“Bulletin 7”), Bulletin on the Administrative Measures in respect of Individual Income Tax on Income arising from Equity Transfers, rulings and other administrative pronouncements issued by SAT, and judicial decisions, all as in effect on the date of this prospectus, and all of which are subject to differing interpretation and change at any time, possibly with retroactive effect. This summary applies only to holders of Company common stock that are not residents of China. This summary is for general information only and is not tax advice. This summary does not address any tax considerations under laws other than Chinese income tax laws. The ownership and disposition of Company common stock may be taxable under such other tax laws and all holders should consult their own tax advisors with respect to the applicability and effect of any such tax laws.

Treatment of the Company as a China resident enterprise

Under the EIT Law and its implementation rules, an enterprise established outside China with a “de facto management body” within China is considered a China resident enterprise for Chinese enterprise income tax purposes. The Company and each Company subsidiary that is organized outside of China intend to conduct their management functions in a manner that does not cause them to be China resident enterprises, including by carrying on their day-to-day management activities and maintaining their key assets and records, such as resolutions of their board of directors and resolutions of stockholders, outside of China. As such, we do not believe that the Company or any of its non-Chinese subsidiaries should be considered a China resident enterprise for purposes of the EIT Law, and should not be subject to Chinese enterprise income tax on that basis. However, given the uncertainty regarding the application of the EIT Law to the Company and its future operations, there can be no assurances that the Company or any of its non-Chinese subsidiaries will not be treated as a China resident enterprise now or in the future.

Chinese tax consequences of distributions to Company stockholders

No Chinese withholding tax should apply to dividends paid by the Company to non-Chinese stockholders, provided the Company is not considered to be a China resident enterprise.

If the Company is considered to be a China resident enterprise, dividends paid by the Company to non-Chinese stockholders will generally be subject to a withholding tax at a rate of 10%, or an individual income tax at a rate of 20% if the stockholder is an individual, unless otherwise reduced or exempted in accordance with an applicable income tax treaty. The Company will have primary responsibility for Chinese tax filings with respect to any such withholding taxes, and non-Chinese stockholders generally should not have any Chinese tax filing obligations in this regard provided the Company satisfies its obligations as the tax withholding agent.

Chinese tax consequences to stockholders of dispositions of Company shares

Gains derived from an indirect transfer of Chinese interests by a non-resident enterprise may be subject to Chinese enterprise income tax at a rate of 10%. Under current law, this tax does not apply to gains recognized by individual stockholders. However, in practice there have been a few reported cases of individuals being taxed on the indirect transfer of Chinese interests and the law could be changed so as to apply to individual stockholders, possibly with retroactive effect. For Company stockholders that are not individuals, a transfer of Company shares may be treated as an indirect transfer of Chinese interests.

An exception to the Chinese enterprise income tax applies if (i) the selling non-resident enterprise recognizes the relevant gain by purchasing and selling equity of the same listed enterprise in the open market (the “listed enterprise exception”) or (ii) the selling non-resident enterprise would have been exempted from income tax in China if it had directly held and transferred such Chinese interests that were indirectly transferred. If Company shares are not treated as acquired in an open market purchase the listed enterprise exception will not be available. Similarly, if Company shares are disposed of in transactions other than open market sales, such sales would not qualify for the listed enterprise exception. If the listed enterprise exception does not apply, non-individual stockholders may be subject to 10% Chinese enterprise income tax on any gains recognized, unless a treaty exception applies.

In addition to the listed enterprise exception, Company stockholders that are not individuals may be exempt from the Chinese enterprise income tax with respect to the sale of our stock if they are tax resident in a country or region that has a tax treaty or arrangement with China that provides for a capital gains tax exemption, and they qualify for that exemption.

Company stockholders that are not individuals and are not eligible for the listed enterprise exception or a treaty exemption may also be subject to Chinese tax filing obligations in respect of any such transactions. In addition, the buyers of such shares may also be subject to Chinese tax filing obligation in respect of any such transactions and may be required to withhold the Chinese capital gains tax payable by the seller for such shares.

Finally, as discussed above, in certain circumstances the Company may be treated as a China resident enterprise. If the Company is treated as a China resident enterprise, a non-individual holder of Company stock will generally be subject to Chinese capital gains tax at a tax rate of 10%, while an individual holder of Company stock may be subject to Chinese capital gains tax at a tax rate of 20%, as well as Chinese tax filing obligations, unless otherwise reduced or exempted in accordance with an applicable income tax treaty. In addition, a purchaser of Company shares in such a scenario may be required to withhold the Chinese capital gains tax payable by the seller for such shares and comply with Chinese tax filing obligations.

THE FOREGOING DISCUSSION IS A SUMMARY OF MATERIAL CHINESE INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES OF COMPANY COMMON STOCK UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF SHARES OF COMPANY COMMON STOCK TO THEM, INCLUDING THE APPLICATION AND EFFECT OF CHINESE TAX LAWS.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of our capital stock contained in our amended and restated certificate of incorporation and amended and restated bylaws. The summary is qualified in its entirety by reference to such documents, which you must read (along with the applicable provisions of Delaware law) for complete information on the Company’s capital stock. Our certificate of incorporation and bylaws to be in effect at the time of the distribution are included as exhibits to the registration statement of which this prospectus forms a part.

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. As of February 28, 2017, 384,311,143 shares of our common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

Each holder of Company common stock is entitled to one vote for each share on all matters to be voted upon by the common stockholders, and there are no cumulative voting rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of the Company, holders of our common stock would be entitled to ratable distribution of its assets remaining after the payment in full of liabilities and any preferential rights of any then-outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by the DGCL, to issue up to 100,000,000 shares of preferred stock in one or more series without further action by the holders of our common stock. Our board of directors has the discretion, subject to limitations prescribed by the DGCL and by our amended and restated certificate of incorporation, to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

As of February 28, 2017, no shares of our preferred stock were outstanding, and, other than shares of our preferred stock that may become issuable pursuant to our rights agreement, we have no present plans to issue any shares of our preferred stock. See “—Stockholder Rights Plan” below.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Provisions of Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation and amended and restated bylaws and our stockholder rights plan could make it more difficult to acquire control of the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our board of directors may consider inadequate and to encourage persons seeking to acquire control of the Company to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Stockholder Rights Plan. On October 27, 2016, the Company entered into a rights agreement with American Stock Transfer & Trust Company, LLC, as rights agent. Pursuant to the rights agreement, the Company issued, and holders of Company common stock received, one preferred share purchase right for each outstanding share of Company common stock. Each right issued is subject to the terms of the rights agreement. The board of directors believes that the rights agreement will protect our stockholders from coercive or otherwise unfair takeover tactics. In general terms, the rights agreement works by imposing a significant penalty upon any person or group that acquires 15% or more of the Company’s outstanding common stock, without the approval of the board of directors. As an exception to the general 15% triggering threshold, the rights agreement permits the Investors and their affiliates, in the aggregate, to acquire up to 19.9% of the Company’s outstanding common stock in accordance with the terms of the shareholders agreement entered into with the Investors at the closing of the Investment. The rights agreement will automatically terminate without further action of the board of directors on the first anniversary of the distribution date.

Delaware Anti-Takeover Statute. The Company is subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless: (i) prior to such time, the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or (iii) on or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by our stockholders.

Classified Board. The board of directors is divided into three classes of approximately equal size. The directors designated as Class I directors have terms expiring at the first annual meeting of stockholders following the distribution, which the Company expects to hold in 2017. The directors designated as Class II directors have terms expiring at the following year’s annual meeting of stockholders, which the Company expects to hold in 2018, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting of stockholders, which the Company expects to hold in 2019. Commencing with the first annual meeting of stockholders following the distribution, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the 2019 annual meeting of stockholders. Beginning at the 2019 annual meeting, all of our directors will stand for election each year for annual terms, and our board of directors will therefore no longer be divided into three classes.

At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board of directors, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before the board of directors is declassified, it would take at least two elections of directors for any individual or group to gain control of the board of directors. Accordingly, while the classified board of directors is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

Removal of Directors. Our amended and restated bylaws provide that, for long as our board of directors is classified, stockholders may only remove our directors for cause. After the board of directors has been fully declassified, stockholders may remove our directors with or without cause.

Amendments to Bylaws. Our amended and restated bylaws provide that such bylaws may be amended by our board of directors or by the affirmative vote of a majority of our stockholders entitled to vote.

Size of Board and Vacancies. Our amended and restated certificate of incorporation provides that the number of directors on our board of directors will be not less than three nor more than 15, and that the exact number of directors will be fixed by resolution of a majority of our entire board of directors (assuming no vacancies). Any vacancies created on our board of directors resulting from any increase in the authorized number of directors or death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed and until his or her successor has been elected and qualified.

Special Meetings. Our amended and restated certificate of incorporation provides that only our board of directors (or the chairman of our board of directors, our chief executive officer or our secretary with the concurrence of a majority of our board of directors) may call special meetings of our stockholders.

Stockholder Action by Written Consent. Our amended and restated certificate of incorporation expressly eliminates the right of our stockholders to act by written consent. Accordingly, stockholder action must take place at the annual or a special meeting of our stockholders.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Proxy Access. In addition to advance notice procedures, our amended and restated bylaws also include provisions permitting, subject to certain terms and conditions, stockholders owning at least 3% of our outstanding common shares for at least three consecutive years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed 20% of the number of directors in office, subject to reduction in certain circumstances.

No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Undesignated Preferred Stock. The authority that our board of directors possesses to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of our Company through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Our board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of our common stock.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions described by Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation includes such an exculpation provision. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that require the Company to indemnify, to the fullest extent allowable under the DGCL, directors or officers for monetary damages for actions taken as a director or officer of the Company or while serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation also provides that the Company must, subject to certain conditions, advance reasonable expenses to its directors and officers. Our amended and restated certificate of incorporation expressly authorizes the Company to carry directors’ and officers’ insurance to protect the Company and our directors, officers, employees and agents from certain liabilities.

The limitation of liability and indemnification provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any stockholder, to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s fiduciary duties. The provisions do not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, the Company pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

Our amended and restated certificate of incorporation provides that unless the board of directors otherwise determines, a state court of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company’s stockholders, creditors or other constituents, any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or the Company’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine. However, if such court dismisses any such action for lack of subject matter jurisdiction, the action may be brought in the Federal court for the District of Delaware. Although the Company’s amended and restated certificate of incorporation includes this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable.

Authorized But Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will generally be available for future issuance without the approval of the Company’s stockholders. The Company may use such additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Listing

Yum China’s common stock is listed on the New York Stock Exchange under the symbol “YUMC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission (the “SEC”) allows us to “incorporate by reference” certain information into this prospectus from certain documents that we file with the SEC. By incorporating by reference, we are disclosing important information to you by referring you to documents we file separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is modified or superseded by information contained in this prospectus. These documents contain important information about us, our business and our finances. The following documents previously filed with the SEC are incorporated by reference into this prospectus except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	our Annual Report on Form 10-K for the year ended December 31, 2016, filed with the SEC on March 8, 2017 (including those portions of our Definitive Proxy Statement on Schedule 14A filed with the SEC on March 17, 2017 that are incorporated by reference into Part III of such Annual Report on Form 10-K); and

•	our Current Reports on Form 8-K filed with the SEC on January 9, 2017, February 10, 2017 (other than Item 7.01) and March 10, 2017.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference into this prospectus.

If you request, either orally or in writing, we will provide you with copies of any or all documents that are incorporated by reference herein. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests can be made by writing to Yum China Holdings, Inc., 7100 Corporate Drive, Plano, Texas 75024, or by telephone to (469) 980-2898. The documents may also be accessed on our website at www.yumchina.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document that we file with the SEC, including the registration statement and the exhibits to the registration statement, at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov. These documents may also be accessed on our website at www.yumchina.com. We are not incorporating by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus. Information may also be obtained from us at Yum China Holdings, Inc., 7100 Corporate Drive, Plano, Texas 75024, telephone (469) 980-2898.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. Yum China has not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

LEGAL MATTERS

The validity of the shares of common stock was passed upon by Mayer Brown LLP on behalf of the Company.

EXPERTS

The consolidated and combined balance sheets of Yum China Holdings, Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated and combined statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2016, have been incorporated by reference herein in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG Huazhen LLP contains an explanatory paragraph that states that the combined financial statements, constituting the periods prior to October 31, 2016, include Yum! Brands, Inc.’s (“YUM”) China businesses and operations and have been derived from the consolidated financial statements and underlying accounting records of YUM. The combined financial statements also include expense allocations for certain corporate functions historically provided by YUM. These allocations may not be indicative of the actual expenses which would have been incurred had the Company operated as a separate entity apart from YUM prior to October 31, 2016.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the registrant in connection with the issuance of the securities being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Item	Amount
Securities and Exchange Commission registration fee	$5,443
Legal fees and expenses	$35,000
Accounting fees and expenses	$15,000
Printing expenses	$5,000

Total	$60,443

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases or redemptions described by Section 174 of the DGCL or for any transaction from which the director derived an improper personal benefit. The Company’s amended and restated certificate of incorporation includes such an exculpation provision. The Company’s amended and restated certificate of incorporation and amended and restated bylaws include provisions that require the Company to indemnify, to the fullest extent allowable under the DGCL, directors or officers for monetary damages for actions taken as a director or officer of the Company or while serving at the Company’s request as a director or officer or another position at another corporation or enterprise, as the case may be. The Company’s amended and restated certificate of incorporation also provides that the Company must, subject to certain conditions, advance reasonable expenses to its directors and officers. The Company’s amended and restated certificate of incorporation expressly authorizes the Company to carry directors’ and officers’ insurance to protect the Company and its directors, officers, employees and agents from certain liabilities.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On April 1, 2016, the Company issued 1,000 shares of its common stock to Yum! Restaurants International Management (“YRIM”), and the Company issued 1 share of its common stock to YRIM on each of August 2, 3 and 18, 2016, pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company did not register the issuance of such shares under the Securities Act because such issuance did not constitute a public offering.

Pursuant to the investment agreements that Yum China and YUM entered into with each of Primavera and Ant Financial on September 1, 2016 (the “Investment Agreements”), Yum China issued 17,064,172.74 and 2,080,996.68 shares of common stock (together, the “Investor Shares”) to Primavera and Ant Financial, respectively, on November 1, 2016. The aggregate cash consideration received by Yum China from the Investors for the Investor Shares, as well as for the right to receive warrants exercisable for additional shares of common stock, was $460 million. On January 9, 2017, following the expiration of the post-closing measurement period specified in the Investment Agreements, the Company repurchased from Primavera and Ant Financial 699,394.74 and 85,291.68 shares of Company common stock, respectively, at par value of $0.01 per share of Company common stock. In addition, on January 9, 2017, pursuant to the terms of the Investment Agreements, the Company issued to each of the Investors two tranches of warrants (together, the “Warrants”). Upon exercise, the first tranche of Warrants provide Primavera and Ant Financial with the right to purchase 7,309,057 and 891,348 shares of Company common stock, respectively, at an exercise price of $31.40 per share. The second tranche of Warrants provide Primavera and Ant Financial with the right to purchase the same number of shares of Company common stock purchasable by Primavera and Ant Financial, respectively, under the first tranche of Warrants, at an exercise price of $39.25 per share. The Warrants may be exercised at any time or from time to time through October 31, 2021 and contain customary anti-dilution protections. The sale of the Investor Shares and the Warrants was exempt from registration under Section 4(a)(2) the Securities Act because such issuance did not constitute a public offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index.

(b)	Financial Statement Schedules

None.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 2 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shanghai, People’s Republic of China, on April 3, 2017.

YUM CHINA HOLDINGS, INC.

By:	/s/ Micky Pant
Name: Micky Pant
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Micky Pant	Chief Executive Officer and Director	April 3, 2017
Micky Pant	(principal executive officer)

/s/ Ted Stedem	Chief Financial Officer	April 3, 2017
Ted Stedem	(principal financial officer)

/s/ Jacky Lo	Vice President and Controller	April 3, 2017
Jacky Lo	(principal accounting officer)

Peter A. Bassi*	Director	April 3, 2017
Peter A. Bassi

Christian L. Campbell*	Director	April 3, 2017
Christian L. Campbell

Ed Yiu-Cheong Chan*	Director	April 3, 2017
Ed Yiu-Cheong Chan

Edouard Ettedgui*	Director	April 3, 2017
Edouard Ettedgui

Louis T. Hsieh*	Director	April 3, 2017
Louis T. Hsieh

Fred Hu*	Director	April 3, 2017
Fred Hu

Jonathan S. Linen*	Director	April 3, 2017
Jonathan S. Linen

Ruby Lu*	Director	April 3, 2017
Ruby Lu

Zili Shao*	Director	April 3, 2017
Zili Shao

*By:	/s/ Micky Pant
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

2.1***	Separation and Distribution Agreement, dated as of October 31, 2016, by and among Yum! Brands, Inc, Yum Restaurants Consulting (Shanghai) Company Limited and Yum China Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

3.1	Amended and Restated Certificate of Incorporation of Yum China Holdings, Inc. (incorporated by reference to Exhibit 3.1 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

3.2	Amended and Restated Bylaws of Yum China Holdings, Inc. (incorporated by reference to Exhibit 3.2 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

3.3	Certificate of Designations of Preferred Stock (incorporated by reference to Exhibit 3.1 to Yum China Holdings, Inc.’s Registration Statement on Form 8-A filed on October 27, 2016).

4.1	Rights Agreement, dated as of October 27, 2016, by and between Yum China Holdings, Inc. and American Stock Transfer & Trust Company, LLC as rights agent (incorporated by reference to Exhibit 4.1 to Yum China Holdings, Inc.’s Registration Statement on Form 8-A filed on October 27, 2016).

4.2	Warrant No. 1 issued to Pollos Investment L.P. on January 9, 2017 (incorporated by reference to Exhibit 10.3 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on January 9, 2017).

4.3	Warrant No. 2 issued to Pollos Investment L.P. on January 9, 2017 (incorporated by reference to Exhibit 10.4 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on January 9, 2017).

4.4	Warrant No. 1 issued to API (Hong Kong) Investment Limited on January 9, 2017 (incorporated by reference to Exhibit 10.5 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on January 9, 2017).

4.5	Warrant No. 2 issued to API (Hong Kong) Investment Limited on January 9, 2017 (incorporated by reference to Exhibit 10.6 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on January 9, 2017).

5.1	Opinion of counsel of the Company**

10.1	Master License Agreement, dated as of October 31, 2016, by and between Yum! Restaurants Asia Pte. Ltd. and Yum Restaurants Consulting (Shanghai) Company Limited (incorporated by reference to Exhibit 10.1 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.2	Tax Matters Agreement, dated as of October 31, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc. and Yum Restaurants Consulting (Shanghai) Company Limited (incorporated by reference to Exhibit 10.2 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.3	Employee Matters Agreement, dated as of October 31, 2016, by and between Yum! Brands, Inc. and Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.3 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

Exhibit Number	Description of Exhibits

10.4	Transition Services Agreement, dated as of October 31, 2016, by and between Yum! Brands, Inc. and Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.4 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.5	Name License Agreement, dated as of October 31, 2016, by and between Yum! Brands, Inc. and Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.5 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.6	Guaranty of Master License Agreement, dated as of October 31, 2016, by Yum China Holdings, Inc. (incorporated by reference to Exhibit 10.6 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.7	Investment Agreement, dated as of September 1, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc. and Pollos Investment L.P. (incorporated by reference to Exhibit 10.11 to Amendment No. 5 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on September 16, 2016).

10.8	Investment Agreement, dated as of September 1, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc. and API (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.12 to Amendment No. 5 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on September 16, 2016).

10.9	Letter Agreement, dated as of October 7, 2016, by and among Yum! Brands, Inc., Yum China Holdings, Inc., API (Hong Kong) Investment Limited and Pollos Investment L.P. (incorporated by reference to Exhibit 10.9 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017).

10.10	Shareholders Agreement, dated as of November 1, 2016, by and among Yum China Holdings, Inc., Pollos Investment L.P. and API (Hong Kong) Investment Limited (incorporated by reference to Exhibit 10.7 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.11	Form of Yum China Holdings, Inc. Indemnification Agreement, (incorporated by reference to Exhibit 10.10 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016).

10.12	Letter of Understanding, dated as of October 28, 2016, by and between Yum China Holdings, Inc. and Micky Pant (incorporated by reference to Exhibit 10.11 to Yum China Holdings, Inc.’s Current Report on Form 8-K filed on November 1, 2016). †

10.13	Yum China Holdings, Inc. Long Term Incentive Plan (incorporated by reference to Exhibit 10.7 to Amendment No. 5 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on September 16, 2016). †

10.14	Yum China Holdings, Inc. Leadership Retirement Plan (incorporated by reference to Exhibit 10.8 to Amendment No. 5 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on September 16, 2016). †

10.15	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.10 to Amendment No. 5 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on September 16, 2016). †

Exhibit Number	Description of Exhibits

10.16	Form of Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 5 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on September 16, 2016). †

10.17	Letter of Understanding between Yum! Restaurants Consulting (Shanghai) Company Limited and Ted Stedem, dated as of August 3, 2016 (incorporated by reference to Exhibit 10.14 to Amendment No. 7 to Yum China Holdings, Inc.’s Registration Statement on Form 10, filed on October 6, 2016). †

10.18	Letter of Understanding between Yum! Restaurants Consulting (Shanghai) Company Limited and Joey Wat, dated as of March 21, 2014 (incorporated by reference to Exhibit 10.18 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017). †

10.19	Letter of Understanding issued by Yum! Restaurants Consulting (Shanghai) Company Limited to Joey Wat, dated as of September 8, 2015 (incorporated by reference to Exhibit 10.19 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017). †

10.20	Letter of Understanding issued by Yum China Holdings, Inc. to Joey Wat, dated as of February 6, 2017 (incorporated by reference to Exhibit 10.20 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017). †

10.21	Letter of Understanding issued by Yum China Holdings, Inc. to Johnson Huang, dated as of February 6, 2017 (incorporated by reference to Exhibit 10.21 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017). †

10.22	Letter of Understanding issued by Yum China Holdings, Inc. to Mark Chu, dated as of February 6, 2017 (incorporated by reference to Exhibit 10.22 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017). †

21.1	Subsidiaries of Yum China Holdings, Inc. (incorporated by reference to Exhibit 21.1 to Yum China Holdings, Inc.’s Annual Report on Form 10-K, filed on March 8, 2017).

23.1	Consent of counsel of the Company (included in Exhibit 5.1 above)**

23.2	Consent of Independent Registered Public Accounting Firm. *

24.1	Power of Attorney (included on the signature page to Post-Effective Amendment No. 1 to this Registration Statement)

*	Filed herewith.
**	Previously filed.
***	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedules and/or exhibits will be furnished to the Securities and Exchange Commission upon request.
†	Indicates a management contract or compensatory plan.